Exhibit 99.1

MANULIFE FINANCIAL CORPORATION

ANNUAL INFORMATION FORM

March 25, 2011

Table of Contents

GLOSSARY	4

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION	5

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	6

CORPORATE STRUCTURE	6

HISTORY AND INCORPORATION	6
INTERCORPORATE RELATIONSHIPS	7

CORPORATE STRATEGY	7

GENERAL DEVELOPMENT OF THE BUSINESS	8

BUSINESS OPERATIONS	8

SELECTED FINANCIAL STATISTICS BY DIVISION/REPORTING SEGMENT	9
ASIA DIVISION	9
CANADIAN DIVISION	12
U.S. DIVISION	15
REINSURANCE DIVISION	19
INVESTMENT DIVISION	20

RISK FACTORS	25

GENERAL-FINANCIAL MARKETS AND ECONOMY	25
STRATEGIC RISK	26
MARKET RISK	32
LIQUIDITY RISK	37
CREDIT RISK	39
INSURANCE RISK	40
OPERATIONAL RISK	41
ADDITIONAL RISKS	43

GOVERNMENT REGULATION	44

CANADA	44
UNITED STATES	47
ASIA	50

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	52

DIVIDENDS	54

CONSTRAINTS ON OWNERSHIP OF SHARES	55

RATINGS	55

MARKET FOR SECURITIES	57

LEGAL PROCEEDINGS	59

DIRECTORS AND EXECUTIVE OFFICERS	60

DIRECTORS	60
EXECUTIVE OFFICERS	61
SHARE OWNERSHIP	61

TRANSFER AGENT AND REGISTRAR	62

MATERIAL CONTRACTS	62

INTERESTS OF EXPERTS	63

AUDIT COMMITTEE	63

PERFORMANCE AND NON-GAAP MEASURES	64

ADDITIONAL INFORMATION	64

SCHEDULE 1 – AUDIT COMMITTEE CHARTER	65

GLOSSARY

For the purpose of this annual information form (“Annual Information Form”), the terms “Company”, “Manulife Financial”, “we” and “our” refer, at all times prior to September 23, 1999, to The Manufacturers Life Insurance Company (“Manufacturers Life”) and its subsidiaries, and at all times on or after September 23, 1999, to Manulife Financial Corporation (“MFC”) and its subsidiaries, including Manufacturers Life.

The following are brief explanations of certain terms as used in this Annual Information Form.

accepted actuarial practices — Canadian accepted actuarial practices as promulgated by the Canadian Institute of Actuaries.

annuities — contracts that provide income payments at regular intervals, usually for a specified period (an annuity certain) or for the lifetime of the annuitant (a life annuity). Annuity contracts are offered on both an immediate and a deferred basis. Under immediate annuities, the payment of income commences at, or very shortly after, the date of issue of the contract. Under deferred annuity contracts, the payment of income commences on some specified future date, such as five years after the contract is issued. Contracts can be fixed or variable.

bancassurance — the sale of insurance and similar products through a bank’s distribution channels.

Canadian GAAP — Canadian generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

cash value — the gross value for which an in-force policy can be surrendered.

COLI (corporate owned life insurance) — a specialized insurance product which provides tax-efficient funding vehicles for employee deferred compensation programs.

endowment insurance — life insurance policy which pays the face value at earlier of death or maturity date.

Fraser Group Universe Report — an annual report on pricing, profitability and market share in the Canadian group insurance industry, published by the Fraser Group, an independent Canadian consulting firm.

general fund — those assets and liabilities which a life insurance company reports on its consolidated balance sheet and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term life insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.

GIC — guaranteed interest contract (except where used in the context of products offered by Manulife Bank of Canada and Manulife Trust Company where GIC means “guaranteed investment certificate”) — investment guaranteed to receive a set interest rate over a predetermined term.

group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities to a group of people (group health) under a master contract. Typically used by employers to provide coverage for their employees.

ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to insurance companies that are incorporated under Canadian federal law and to foreign insurance companies that operate in Canada on a branch basis.

IFRS — International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

in-force — an insurance or annuity contract which has not expired or otherwise been terminated.

individual life insurance — insurance which pays a stipulated sum in the event of the death of a named individual.

Letters Patent of Conversion — the letters patent issued under the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.

LIMRA (Life Insurance Marketing Research Association) — an association which supports and enhances the marketing functions of life insurance companies through original research, products and services.

MCCSR (Minimum Continuing Capital and Surplus Requirements) — capital and liquidity requirements imposed by OSFI for Canadian federally regulated life insurance companies.

Minister of Finance — the Minister of Finance (Canada) or any Minister of State who has been delegated any of the Minister’s powers, duties and functions under the ICA.

morbidity risk — the risk relating to the occurrence of accidents and sickness for an insured person.

mortality risk — the risk arising from an insured person’s death.

NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.

Plan of Demutualization — the plan of demutualization of Manufacturers Life, which, for the purposes of the ICA, constituted a conversion proposal.

policy loan — a loan made to a policyholder based on the security of the cash value of a policy.

policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance the policyholder is usually the employer rather than the employee.

producer group — groups of agents and brokers who deal collectively with insurance companies in the areas of products, underwriting and compensation. A producer group also offers marketing and sales support to its members, as well as continuing education.

RRIF (registered retirement income fund) — a fund of undistributed accumulations of retirement savings, within the meaning of the Income Tax Act (Canada).

reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.

retrocession — a form of reinsurance that involves the assumption of risk from a reinsurer rather than the direct writer of the policy or policies.

SEDAR — the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund.

Superintendent — the Superintendent of Financial Institutions (Canada).

surplus — the excess of assets over liabilities and other obligations in an insurance company’s financial statements calculated in accordance with applicable accounting principles.

term life insurance — a life insurance policy which pays a stipulated sum on the death of the individual life insured, provided that death occurs within a specified number of years. There is usually no cash value.

third party administrator — a company that provides administrative support, including regulatory compliance, reporting and document processing, to sponsors of group plans.

underwriting — the process by which an insurance company assesses the risk inherent in an application for insurance prior to acceptance and issuance of a policy.

universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Universal life insurance accumulates a cash value.

variable product — an insurance, annuity or pension product contract for which the reserves and/or benefits may vary in amount with the market value of a specified group of assets held in a segregated fund.

whole life insurance — a life insurance policy payable upon the death of the insured, with a fixed premium and accumulating cash values.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION

The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with Canadian GAAP as applied to life insurance enterprises in Canada and the accounting requirements of the Superintendent. None of the accounting requirements of the Superintendent is an exception to Canadian GAAP.

Unless otherwise indicated, references in this Annual Information Form to “$,” “Cdn.$” or “dollars” are to Canadian dollars. Exchange rates used for currency conversion to Canadian dollars for financial statements in this Annual Information Form are summarized in the following table:

	As at and for the year ended December 31
	2010	2009	2008
U.S. dollar
Balance sheet	0.9946	1.0466	1.2246
Statement of operations	1.0299	1.1416	1.0668

Japanese yen
Balance sheet	0.012260	0.011240	0.013490
Statement of operations	0.011761	0.012201	0.010382

Notes:	(1) Rates shown are the Canadian dollar price per U.S. dollar and Japanese yen. In accordance with Canadian GAAP, balance sheet amounts are converted at rates on the dates indicated, while statement of operations amounts are converted using the average rate for each quarter. The rate of exchange disclosed above for the annual Statement of Operations is based on the rates in each quarter’s Statement of Operations. The annual rate is approximated as the average of the quarterly rates weighted by the number of days in each quarter.
(2)Rates are based upon noon rates of exchange published by the Bank of Canada.

We do business in various jurisdictions outside Canada. Fluctuations between the Canadian dollar and foreign currencies have the effect of increasing or decreasing amounts presented in our financial statements. We present certain financial performance measures on a constant currency basis1 to exclude the effect of fluctuations in these currencies versus the Canadian dollar. Amounts stated in this Annual Information Form on a constant currency basis are calculated, as appropriate, using the balance sheet exchange rates effective for December 31, 2010 and the 2010 quarterly income statement rates in effect for each respective quarter.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect to the Company’s possible or assumed future results set out under “Corporate Strategy” and “Business Operations”. The forward-looking statements in this document also relate to, among other things, the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “goal”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Factors”, as well as under “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2010, in the “Risk Management” note to MFC’s consolidated financial statements for the year ended December 31, 2010 and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. The Company does not undertake to update any forward-looking statements except as required by law.

CORPORATE STRUCTURE

History and Incorporation

Manulife Financial Corporation is a life insurance company incorporated under the ICA. MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the

1 Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP measures” below.

predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC. Following completion of MFC’s merger with John Hancock Financial Services, Inc. (“JHFS”) on April 28, 2004, Manufacturers Life and JHFS became sister companies. MFC owns all of the outstanding common shares of Manufacturers Life and, following the merger with JHFS, indirectly MFC owned all of the outstanding shares of common stock of JHFS.

On December 31, 2009, MFC consolidated its U.S. operating life insurance company subsidiaries and merged JHFS into The Manufacturers Investment Corporation (“MIC”), an indirect wholly owned subsidiary of Manufacturers Life. Also on December 31, 2009 John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company, both Massachusetts domiciled insurers and subsidiaries of JHFS, merged into John Hancock Life Insurance Company (U.S.A), an indirect wholly owned subsidiary of Manufacturers Life.

MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.

Intercorporate Relationships

The Company conducts its business activities through subsidiary companies in Canada, the United States, Japan, the Philippines, Singapore, Indonesia, Thailand and Vietnam. The Company operates through branches of subsidiaries in Hong Kong, Taiwan, Macau, Barbados and Bermuda. In China, the Company operates through a joint venture established with a local company. In Malaysia, the Company operates through a publicly traded corporation, which is approximately 59% owned by the Company.

The significant subsidiaries of MFC, including direct and indirect subsidiaries, are listed in Note 21 (Significant Subsidiaries) of MFC’s Audited Annual Financial Statements for the year ended December 31, 2010, which Note is incorporated herein by reference. These companies are incorporated in the jurisdiction in which their head office or registered office is located.

CORPORATE STRATEGY

Manulife Financial’s global corporate strategy contains six key facets:

1.	Accelerate Growth: The Company seeks to accelerate growth of businesses and products which are characterized by favourable return on capital and superior potential outcomes under various economic conditions and policyholder behaviour scenarios.

2.	Diversified Business Mix: The Company seeks to build a balanced portfolio of high quality products and services with strong growth prospects and complementary risk and return profiles, across our core businesses and geographies.

3.	Re-Balance Products with Unfavourable Risk Profiles: The Company seeks to eliminate, or decelerate the growth of, products and services that give rise to exceptional economic or capital risk, earnings sensitivity, or produce low return on capital employed.

4.	Actively Manage and Promote Brand: The Company seeks to drive stakeholders’ perceptions and understanding of the Company, and build long-term franchise value though the use of effective branding.

5.	Systematically Hedge Interest Rate and Equity Exposure: The Company seeks to reduce its risk profile by systematically reducing exposure to changes in interest rates and equity markets though the use of both time-based and market-based triggers to execute hedges.

6.	Manage Capital: The Company seeks to maintain capital levels that are adequate to meet policyholder obligations and to support financial strength ratings.

The Company operates under a decentralized business model; however the strategies of each operating division and the initiatives of each business unit and product line are directly aligned with the global corporate strategy.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2008, the Company’s results were impacted by the unprecedented global economic turmoil experienced in the latter half of the year. Despite these significant headwinds, full year sales2 for 2008 were strong. Record sales levels were achieved in each of the Company’s life insurance businesses and despite the unprecedented market volatility, wealth sales were in line with the strong levels of the prior year. However, other important financial measures deteriorated significantly during the latter half of 2008, resulting in a significant reduction in 2008 net income compared to the previous year.

In 2009, the Company faced a challenging macroeconomic environment. A number of factors impacted results over the course of the year, including volatile equity markets, depressed interest rates and increases in policy liabilities arising both from the low interest rate environment and the annual review of actuarial assumptions. Despite these challenges, the Company’s franchises remained strong. Since the onset of the financial crisis in the fourth quarter of 2008, Manulife Financial took a number of steps to strengthen its capital base, including raising over $8 billion in net capital through various financing instruments including medium term notes, innovative tier one capital, preferred shares and common shares. The Company also reduced its common share dividend by 50% which, coupled with an enhanced dividend reinvestment plan, is estimated to preserve approximately $1 billion of capital annually.

In 2010, the Company continued to face a challenging macroeconomic and operating environment as interest rates fell to historically low levels and equity markets continued to experience volatility. Financial results were also impacted by a strengthening of actuarial liabilities arising from the Company’s comprehensive annual review of actuarial assumptions. Despite these challenges, the Company’s franchises remained strong, and significant progress was made against strategic objectives and risk reduction targets. In 2010, the Company issued $900 million of medium term notes in Canada, and US$1.1 billion of senior notes in a U.S. public offering, with the proceeds being used to strengthen the capital base of the Company’s operating subsidiaries. During 2011, the Company will continue to focus on implementation of its corporate strategy. See “Corporate Strategy” in this Annual Information Form.

BUSINESS OPERATIONS

The Company is a leading global provider of financial protection and wealth management products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in Asia, Canada and the United States. Manulife Financial also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds, and to institutional customers. The Company also offers reinsurance services, specializing in life retrocession and property and casualty reinsurance.

As at December 31, 2010, the Company had approximately 25,000 employees and operated in more than 20 countries and territories worldwide. The Company’s business is organized into four major operating divisions: Asia Division, Canadian Division, U.S. Division and Reinsurance Division. In addition, asset management services are provided by the Company’s Investment Division, operating as Manulife Asset Management (formerly MFC Global Investment Management). Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The U.S. Division is comprised of two reporting segments: U.S. Insurance and U.S. Wealth Management. The external asset management business of the Investment Division is reported under the Corporate and Other reporting segment.

The approximate number of employees for each of the Company’s reporting segments as at December 31, 2010 was as follows:

Asia Division	6,588
Canadian Division	8,063
U.S. Insurance	2,517
U.S. Wealth Management	2,677
Reinsurance Division	198
Corporate and Other	4,776

2 Sales is a non-GAAP measure. See “Performance and Non-GAAP measures” below.

SELECTED FINANCIAL STATISTICS BY DIVISION/REPORTING SEGMENT

The following charts provide a breakdown by operating division and reporting segment of the Company’s total shareholders’ net income, premiums and deposits3 and funds under management3 as at and for the years ended December 31, 2010 and 2009.

Division/Reporting Segment ($ millions)	Shareholders’ Net Income (Loss)		Premiums and Deposits		Funds Under Management
	2010	2009	2010	2009	2010	2009
Asia Division	623	1,739	9,879	9,308	67,713	57,234

Canadian Division	950	745	16,586	16,917	113,615	102,664

U.S. Insurance	(16)	(1,441)	7,266	8,909	73,847	66,550
U.S. Wealth Management	775	2,186	27,658	30,512	186,973	177,443

U.S. Division	759	745	34,924	39,421	260,820	243,993

Reinsurance Division	183	261	972	1,123	2,443	2,687

Corporate and Other	(2,906)	(2,088)	2,700	4,501	30,592	33,039

Total	(391)	1,402	65,061	71,270	475,183	439,617

3 “Premiums and Deposits” and “Funds Under Management” are non-GAAP measures. See “Performance and Non-GAAP Measures” below.

ASIA DIVISION

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, and expanding into Singapore, Indonesia, Taiwan, Macau, China, Japan, Vietnam, Malaysia and Thailand. The division provides protection and wealth management products throughout the region. Protection products include life insurance, group life and health insurance and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds.

The Company operates through subsidiaries in the Philippines, Singapore, Indonesia, Japan, Vietnam and Thailand and through branches of a subsidiary in Hong Kong, Macau and Taiwan. Since the Macau operations are managed in Hong Kong, they are reported as part of the Hong Kong operations. In China, the Company operates through a joint venture. In Malaysia, the Company operates through a publicly traded corporation, and in 2010 the Company increased its ownership stake in the corporation from approximately 46% to approximately 59%.

In Asia, an exclusive agency force, consisting of more than 42,500 agents, serves over six million customers.

Hong Kong

In Hong Kong, the division markets individual life and health insurance, group life and health insurance, group pension products and wealth management products, as well as Company-sponsored mutual funds.

Individual Operations

Hong Kong’s Individual Insurance line provides a full range of life insurance products primarily denominated in both Hong Kong and U.S. dollars, including whole life, universal variable life, term life, endowment, critical illness and medical insurance. Products are sold primarily in the middle- and upper-income markets, with the goal of broadening this target segment to increase market share in the upper-income group by offering products with greater benefit features. Based on statistics from the Hong Kong Office of the Commissioner of Insurance, as of September 30, 2010, the Company was the sixth largest provider of individual life and health insurance products in Hong Kong with an in-force market share of 8%.

Insurance products are primarily marketed through agents who sell the Company’s products exclusively. These agents develop and manage a client base with the objective of creating long-term relationships with customers. As of December 31, 2010, the Company had approximately 4,600 agents in Hong Kong. Alongside the continued growth in the agency channel, management is also actively expanding other distribution channels such as brokers, independent financial advisors and bank retail outlets. The Company secured a new distribution relationship with Bank of Tokyo-Mitsubishi UFJ (“BTMU”) in December 2010 to complement its existing distribution arrangements with Citic Bank International, United Overseas Bank and DBS Bank (Hong Kong) Limited.

Group Operations

Hong Kong’s Group Operations provide life and health insurance and pension products, mainly to small- and medium-sized businesses. Group insurance products include group term life insurance, major medical and outpatient plans, disability income plans and defined contribution pension plans. Group products are distributed through the Company’s exclusive agents as well as through brokers.

Hong Kong’s Group Pension business launched the Mandatory Provident Fund (“MPF”) business line in 2000 and the Company continues to expand its MPF customer base, at both group and individual levels. With strong asset growth of 155% over the past five years (2005 to 2010), the Company solidified its position as the second largest MPF service provider in the Hong Kong market (as measured by assets under management)4. The Group Pension business is built primarily on service rendered by the exclusive agency force and a fund spectrum built on a multi-manager platform. The Group Pension business’ comprehensive E-admin service suite has also contributed to its strong market position amongst small to medium-size employers. This is combined with focused marketing to individual MPF accounts which continues to attract substantial net cash flow. The Company’s strategy is to leverage its strong and stable brand to further increase MPF market share once forthcoming regulatory changes are introduced allowing employees to transfer contributions to alternate providers.

Wealth Management Operations

Hong Kong mainly sells investment-linked insurance plans and mutual funds. Overall sales of Wealth Management products (mainly investment-linked insurance plans) were supported by the launch of two Qualified Foreign Institutional Investor (“QFII”) funds in November 2010. Wealth management products are currently marketed through banks, brokers and the exclusive agency force. The Company continues to focus on maintaining and strengthening existing distribution relationships and capitalizing on new distribution opportunities.

Japan

The Japanese market, characterized by an aging population, is a mature insurance market with a significant number of major international and domestic competitors. In order to pursue growth in this market, the Company continues to execute a strategy of diversifying product offerings and broadening our distribution capabilities. In 2010, insurance sales increased to record levels driven by new product offerings and a successful expansion of our distribution footprint. Market share improved due to the success of the newly launched New Whole Life product and strong gains in the corporate market served by the Managing General Agent (“MGA”) channel. New Whole Life is our first insurance product sold through the bank channel and it has been extremely successful as 64% of total New Whole Life sales were sold through our partner Mitsubishi UFJ Financial Group (“MUFG”).

Since launching in 2007, the MGA channel has grown to annual sales of $294 million by delivering competitive products such as Whole Life Cancer and Increasing Term to the corporate market. In 2010, the MGA channel expanded into the retail market with New Whole Life. Total sales increased by 43% from 2009.

The Company’s captive agency channel, Plan Right Advisor (“PA”), exceeded 2009 sales by 23% in 2010 amidst a difficult economic environment. This was due to the success of New Whole Life sales. A number of our recent sales initiatives in this channel have begun yielding benefits in the form of increased productivity and improved business persistency.

The wealth business, primarily sold through our bank channel, declined significantly in 2010, driven by lower variable annuity sales in line with our de-risking strategy. The Company continues to focus on maintaining and

[4]	Assets under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

strengthening our distribution relationships in this challenging environment. During the year, we launched the Foreign Fixed Annuity product first through MUFG and then expanded to other distribution partners.

Other Markets

In the Philippines, Singapore, Indonesia, Taiwan, China, Vietnam, Malaysia and Thailand (“Other Asia Territories”), the Company distributes a range of individual life and health insurance and wealth management products to the middle- and upper-income markets. Group life and health insurance and pension products are also sold in some territories. Universal variable life insurance is sold in most markets while mutual funds are sold in Indonesia, Singapore, Thailand and Taiwan. Products are primarily marketed through exclusive agents. However, bank distribution represents a material portion of sales in Indonesia, Singapore, Taiwan and the Philippines.

Operations in Other Asia Territories are becoming increasingly important contributors to the Company’s overall results, a trend that management expects to continue. Strong insurance sales growth in 2010 was mainly attributed to the success of new strategic initiatives employed by the Company in driving agency recruitment and sales, as well as new product launches which focus on strengthening our traditional protection products offering. This was combined with a growing contribution in China where we continue to expand operations. Lower sales in Singapore, as a result of increased competition in the short-term guaranteed product space, and lower sales contribution from bank partners partly offset this growth.

In addition, growth in wealth management sales, excluding variable annuity sales, was driven by Indonesia’s bancassurance single premium unit-linked sales.

The Company continues to invest in its core strength of professional agency distribution. Consistent with a multi-channel distribution strategy, the Company continues to diversify and seek new alternative distribution opportunities that offer significant opportunities for growth. Across the Other Asia Territories, we are deepening our existing relationships with key distribution partners and exploring other new distribution channels. In Indonesia, the Company is committed to grow bancassurance by strategic tie-up and deepening relationships with two preferred bank partners – DBS Bank Ltd. and Standard Chartered Bank. The Company has also entered into a five year strategic co-operation with Macquarie Precision Marketing Pty Ltd. to deliver a partnership in alternative distribution (direct marketing and tele-marketing). In Vietnam, the Company aims to add new partners and strengthen relationships with the Vietnam Women Union to further expand into the market of 60 million Vietnamese.

Other Asia Territories together contributed approximately 21% (19% in 2009) of total funds under management and 35% (32% in 2009) of premiums and deposits for the division.

In China, Manulife-Sinochem Life Insurance Co. Ltd. (“MSL”) is a joint venture company between Manulife (International) Limited and China Foreign Economy and Trade Trust Company (a member of the Sinochem group). It was the first Chinese-foreign joint-venture life insurance company established in China. MSL began operations in November 1996. MSL has packaged and introduced innovative financial products that respond to the specific needs of different customer groups. The scope of its business includes life insurance for both local citizens and foreigners. Since opening, MSL has developed more than 30 types of products and was among the first insurers in China to successfully launch a group business. MSL has approximately 13,000 professionally trained agents and employees, providing financial and insurance services to over 500,000 customers. The company is now operating in over 40 cities including Shanghai, Beijing, Chongqing and Tianjin, and in provinces including Guangdong, Zhejiang, Jiangsu, Sichuan, Shandong, Fujian and Liaoning.

Wealth management sales, excluding variable annuities, in Other Asia Territories grew by 37% in 2010 compared to 2009, in part due to the acquisition of a 49% interest in an established asset management company in China subsequently rebranded as Manulife-TEDA. We plan to explore cross-selling opportunities with Manulife-TEDA and leverage the strong relationship with TEDA to facilitate cooperation with China Bohai Bank (CBHB) to further expand in the bank channel. In Indonesia, wealth sales grew 72% in 2010 compared to 2009 driven by strong unit linked and mutual fund sales.

Management believes that the Company is one of only a few international insurance companies with a significant pan- Asian strategy and that this positions the Company well to take advantage of the future growth prospects in the region given the growing middle class and rapid economic growth.

Management view

Management believes that its businesses in these Asian markets will contribute to the Company through future growth prospects given the growing middle class, rapid economic growth over recent years, high savings rate and the relatively under-penetrated state of the insurance markets and increasing savings and wealth management opportunities. Management believes that its strategy of being an early entrant in Asian markets, together with distribution through an exclusive agency force, will support the Company’s anticipated growth in each territory.

Competition

The life insurance market in Hong Kong is highly competitive. Major competitors include both insurance companies and large banks. This is also the case in the Hong Kong group pension market. In China, competition is mainly from large domestic insurers. In Japan and other Asian markets, Manulife Financial competes with both large domestic insurers and other foreign insurance companies. In Asia, competition is based on distribution capacity and customer service. Management believes that its large exclusive agency force, its customer focus and its long-term presence in Asia are competitive advantages.

CANADIAN DIVISION

Canadian Division is one of the leading insurance based financial services organizations in Canada offering a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Our individual life and living benefits insurance products are aimed at middle and upper-income individuals and business owners. Group life, health, disability and retirement products and services are marketed to Canadian employers. We also market life, health and specialty products, such as travel insurance, to consumers through a number of alternative distribution channels. Our individual wealth management product offerings include mutual funds, fixed and variable annuities, GICs and high interest savings accounts. In addition, through Manulife Bank of Canada (“Manulife Bank”), we offer a variety of lending products including fixed and variable rate mortgages, most notably our innovative Manulife One product, and investment loans.

Canadian Division comprises three main businesses: Individual Insurance, Individual Wealth Management and Group Businesses, which in 2010 accounted for 16%, 29% and 55%, respectively, of Canadian Division’s premiums and deposits.

The Division continues to focus on working collaboratively across the business units to leverage its large customer base, strong advisor/broker relationships, and diverse insurance, wealth management and banking product offerings to respond to the developing needs of the Canadian market. The economic recovery during 2010 was reflected in sales growth across our businesses. Individual life insurance sales rebounded, reflecting the return of the larger case sizes which support estate planning. With increased confidence in investment markets, consumers moved away from fixed rate products which, together with actions taken to improve the competitive positioning of our retail mutual funds, drove record annual sales in this product segment. Our group benefits and retirement savings businesses also had good sales results with gains in the small- and mid-sized case market for Group Benefits and, while activity in the industry declined year-over-year, Group Retirement Solutions ranked first in market share in the defined contribution retirement segment based on industry data for 2010 published by LIMRA. Underlying our sales growth, we continued our focus on managing product risks and returns including market- and investment-related risks.

Individual Insurance

Individual Insurance offers a range of insurance solutions including universal life, term life, whole life and living benefits products. Individual Insurance focuses on a combination of superior products, professional advice and quality customer service to increase market share in the middle- and upper-income individual, family and business-owner markets. Individual Insurance encompasses the Individual Insurance Centre and Affinity Markets.

Individual Insurance Centre

The Company’s strategy is to offer a wide range of products tailored to specific markets. According to data published by LIMRA, the Company has consistently ranked second in individual life insurance sales in each of the past five years as measured by new premiums on life insurance policies sold in Canada. The Company also markets a portfolio of living benefits products. These products include critical illness, disability coverage and long-term care, providing a suite of living benefit options for a growing market.

Individual insurance products are distributed by the Company primarily through independent advisors paid by commission, who sell both the Company’s products and those of other life insurance companies. The Company does not have a career agency distribution channel in Canada. Approximately 5,800 independent advisors, 22,500 general agency brokers and more than 14,300 stockbrokers are licensed to sell Manulife Financial’s individual insurance products. A network of regional offices provides product, marketing and sales support, tax and estate planning expertise and financial planning tools to support advisors across Canada.

Affinity Markets

The Company is a leading provider of life, living benefits, health and travel insurance to affinity organizations in Canada. These products are marketed to members of professional, alumni and retiree associations, financial and retail institutions and direct to consumers. Affinity Markets currently insures approximately 860,000 customers. For affinity groups, customers are accessed through the endorsement of the sponsoring organization and marketed through direct mail, response advertising and the internet. For the direct-to-consumer business, customers are accessed through direct mail, television advertising, response advertising, the internet and brokers.

Management’s strategy for Affinity Markets is to maintain and enhance its strong market position by expertly servicing and cross selling its block of long standing in-force clients and expanding its specialized products and distribution channels, while continually launching innovative products and marketing ideas.

Individual Wealth Management

Individual Wealth Management’s (“IWM”) savings and retirement products and services include annuities and mutual funds, as well as deposit and lending solutions through Manulife Bank.

The target market for IWM is middle- and upper-income individuals in the pre-retirement and retirement years. In 2010, the Company continued to rank as the number one provider of individual fixed and variable annuities in Canada as measured by total assets, according to a survey of major insurance companies published by LIMRA.

Under the Manulife Investments brand, IWM offers annuities and mutual funds. Manulife Mutual Funds offers 93 mutual funds with assets under management of $16.2 billion as at December 31, 2010. Our objective is to continue to aggressively grow our mutual fund business through improved fund selection and performance, and by expanding our distribution partnerships. Annuities include fixed rate products and variable products. Fixed rate products such as immediate annuities and registered retirement income funds (“RRIFs”), are designed to provide individuals with a regular retirement income stream from funds deposited to their accounts. The Company’s variable annuity offerings allow investors to build customized portfolios to meet financial goals through a series of flexible options for income, estate planning and investment needs with an investment line-up that includes 119 funds and the ability to hold a combination of fixed and segregated fund assets within the same contract.

Annuity products are distributed through independent advisors, advisors in general agencies and licensed representatives in stock brokerage firms; mutual funds are sold through advisors regulated by the Mutual Fund Dealers Association (“MFDA”). The Company had relationships with approximately 5,800 independent advisors, 22,500 general agency brokers and more than 14,300 stockbrokers with investment dealer firms as at December 31, 2010. This includes advisors licensed through the Manulife Securities dealership organization which supports approximately 1,300 independent advisors regulated by either the MFDA or the Investment Industry Regulatory Organization of Canada (“IIROC”).

Banking products and services are offered through Manulife Bank which, according to information released by OSFI, is Canada’s eighth largest domestic bank with over $17 billion in assets. Manulife Bank is a leader in banking solutions offered exclusively through financial advisors, including savings and chequing accounts, GICs, lines of credit, investment loans, mortgages and other specialized lending programs. Its flagship product, Manulife One, enables customers to consolidate their personal finances into a single all-in-one financial account. This account combines savings/chequing with a traditional mortgage and a home equity line of credit giving customers the potential to pay down their debts more quickly and generate additional cash flow. Manulife Bank’s regional distribution network consists of a team of highly trained regional sales directors, wholesalers and banking consultants who support advisors in providing customers with access to solutions-based banking products as part of a comprehensive financial planning strategy.

Manulife Trust Company (“Manulife Trust”) began operations on September 13, 2010. A wholly owned subsidiary of Manulife Bank, Manulife Trust offers fixed rate mortgages, nominee name GICs and Investment Savings Account products through the Bank’s distribution network. Total assets of Manulife Trust were $700 million as at December 31, 2010.

Group Businesses

The Group Businesses, comprised of Group Benefits and Group Retirement Solutions (“Group Retirement”), offer a wide range of health, life and retirement solutions to Canadian businesses.

Group Benefits

Group Benefits offers a range of group life and health insurance products and services to more than 16,000 Canadian businesses of all sizes. Group Benefits helps protect the health and well-being of more than seven million Canadians, offering traditional and flexible benefit programs that include features such as absence management solutions, short-term and long-term disability protection, critical illness, dental coverage, supplementary health and hospital coverage, drug plan coverage and accidental death and dismemberment protection. Based on data published in the 2009 Fraser Group Universe Report, Group Benefits was the third largest provider of group benefits in Canada with 21.0% market share, less than 1.5 percentage points behind the market leader. In 2010, premiums and deposits generated by Group Benefits exceeded $6.2 billion and Manulife Financial placed third in sales market share according to 2010 full year data published by LIMRA.

Marketing, product and distribution are focused on four market segments: large, medium and small businesses and trusteed plans. Group Benefits’ products are distributed through a number of distribution channels, including a national network of regional offices that serves major centres across Canada providing local services to clients and distribution partners. Effective client relationship management is key to building customer satisfaction and loyalty, and the distribution model for Group Benefits is aligned to meet this objective. Account executives work with a network of consultants, brokers and advisors who have been contracted by client companies to analyze and recommend an appropriate benefits solution and provider. Client managers, supported by service representatives in each regional office, facilitate the implementation of new business and are responsible for ongoing relationship management.

Group Benefits focuses on delivering benefit solutions to meet the needs of its customers. For many employers, this means balancing the objective of providing their employees with highly valued benefits plans with the cost of those benefits. This is achieved by providing flexible, customized solutions that address employer concerns while improving the health and productivity of employees. Group Benefits’ strategies to further grow market share include: targeting the small- and medium-sized market segments where we heightened the focus in 2010 to provide affordable products in an “easy to do business with” manner; developing regions with lower market share; expanding distribution reach by leveraging Managing General Agents, National Accounts and other alternate channels; product innovation such as Personal Health assessments launched in 2010 which provide personalized and confidential employee health assessments and recommendations on specific health concerns; and cross selling with Group Retirement and other Canadian Division businesses.

Group Retirement Solutions

Group Retirement offers a broad variety of flexible retirement savings products for Canadian employers and organizations, including defined contribution pension plans, deferred profit sharing plans, non-registered savings plans, employee share ownership plans, group annuities, and investment-only services for defined benefit plans. Group Retirement provides a comprehensive range of services to support these offerings, including a well-diversified choice of investment managers and funds that includes multi-manager mandates; an array of reports and automated tools targeted at helping plan sponsors manage their programs easily while fulfilling governance requirements; and robust education, information and reporting tools for individual members. In 2010, Group Retirement generated $2.8 billion of premiums and deposits from activity across the small-, mid-, large- and jumbo-sized case markets.

Group Retirement works with a network of market sources – typically brokers and consultants – to meet the needs of clients across the marketplace. Brokers concentrate on small and mid-sized enterprises, but occasionally present to larger customers, while consultants focus on large and jumbo-sized client companies almost exclusively.

For brokers, the combination of a diverse fund line-up, internet resources and strong governance support makes Group Retirement a competitive presence in a growing market. Strong support and education helps position advisors to address customers’ needs effectively. Information delivered to these advisors through the broker website facilitates smooth management of their overall business portfolio. For consultants, flexible plan design supported by a growing number of automated services and a proven implementation approach with custom education programs, distinguishes Group Retirement from its competitors.

Retirement savings are a key focus for employers, legislators and individuals and with the changing demographics of the Canadian marketplace and the aging of the baby boomer generation, retiring plan members are also an increasingly attractive target market. The business is focused on the development and enhancement of products to support the accumulation of retirement assets, and then using those assets to provide income in retirement.

The federal government has announced plans to develop and implement tax and regulatory changes permitting defined contribution Pooled Registered Pension Plans (“PRPPs”) across Canada. The goal is to provide Canadians with a new, low-cost, accessible vehicle to meet their retirement objectives, particularly for those who do not have the benefit of an employer-sponsored pension plan. The announced framework will allow private sector financial institutions to administer PRPPs, relieving small businesses and self-employed individuals of the burden and costs associated with providing traditional pension plans. These plans have the potential to expand the market in which Group Retirement operates, allowing for access to a segment of the market currently not served by group retirement providers.

Competition

The Canadian life and health insurance industry is led by the larger insurance companies. Smaller competitors and niche players keep pressure on prices in the more commodity-like products as they attempt to gain market share. Some of the products offered by Canadian Division, such as variable annuities, contain an investment component that places them in competition with products offered not only by other life insurance companies but also by banks, mutual fund companies and investment dealers. The wealth market continues to be led by larger companies, with over 80% of the mutual fund market controlled by the top ten companies, according to information released by the Investment Funds Institute of Canada (“IFIC”). Similarly, the top five companies in the variable annuity segregated fund market control over 90% of assets, according to information released by LIMRA.

Individual Insurance’s primary competitors include Canadian insurance companies and branches of non-Canadian insurance companies, with growing competition from banks. In the group benefits marketplace, the major competitors are the large insurance companies. Regional carriers are also extremely competitive in some parts of the country, and small carriers that specialize in a particular niche product or segment and third party administrators have increased their presence in the marketplace. Key competitors for wealth management products and services include other Canadian insurance companies, as well as mutual fund companies and banks.

U.S. DIVISION

U.S. Division consists of U.S. Insurance and U.S. Wealth Management reporting segments. U.S. Insurance, which consists of JH Life and JH Long-Term Care businesses, offers life, wealth accumulation and long-term care insurance solutions to select markets. U.S. Wealth Management, which consists of JH Wealth Asset Management, JH Variable Annuities and JH Fixed Products businesses, provides clients with a wide selection of wealth management solutions for their personal, family and business needs.

In this section of this Annual Information Form, “John Hancock” means, collectively, those U.S. Division business units that offer products and services under the John Hancock brand, with operations in some of the Company’s U.S. subsidiaries. John Hancock offers life and long-term care insurance, annuities, 401(k) group annuities and mutual fund products.

In addition to utilizing a wide variety of distribution channels and networks, U.S. Division offers its products and services through a recognized and established proprietary retail network, John Hancock Financial Network (“JHFN”). JHFN is a nationally recognized distribution system comprising financial representatives offering insurance and wealth management solutions to individuals, families and businesses. The network provides access to a variety of proprietary and non-proprietary products and services to facilitate the sale of wealth accumulation and insurance oriented products.

U.S. Insurance

U.S. Insurance provides life and long-term care insurance products and services to select markets. U.S. Insurance uses a multi-channel distribution network, including JHFN. In 2010, JH Life and JH Long-Term Care accounted for 74% and 26%, respectively, of U.S. Insurance’s total funds under management, and 70% and 30%, respectively of its total premiums and deposits.

In 2011, U.S. Insurance expects to continue to focus on repositioning its business, in response to continued low levels of interest rates and current economic conditions, by de-emphasizing products that give rise to earnings sensitivity or produce low returns on capital employed.

JH Life

JH Life has established a reputation for innovative and competitive products, service excellence and expert underwriting of mortality risk (particularly for the older age market), benefiting from a broad based multi-channel distribution network. The business continues its core strategy of focusing on execution in these key areas. JH Life focuses on high net-worth and emerging affluent markets by providing estate, business planning and other solutions with an array of protection and accumulation oriented life insurance products. The business has capacity to place large individual insurance policies due to large retention limits of US$30 million for single lives and US$35 million on survivorship cases.

JH Life primarily offers single and survivorship universal life and variable universal life products, as well as specialized COLI products. The rate of investment return on universal life insurance policies may change from time to time due to factors such as the investment performance of the universal life asset portfolio, but is subject to minimum guaranteed rates. Variable universal life insurance products offer clients an opportunity to participate in the equity market by investing in segregated funds.

JH Life’s strategy is to focus on adapting and innovating its product portfolio in response to the low interest rate environment. The business is introducing new universal life products that are intended to perform well for customers in the current markets and have an improved risk profile for the Company. The products are positioned to highlight the value of flexibility and liquidity through policy cash values as well as the potential for improved performance if investment returns increase over time. In addition, sales of universal life products with lifetime low cost guarantees have been de-emphasized through pricing action and are expected to represent a reduced amount of total life insurance sales going forward.

Products are sold through a multi-channel distribution strategy that includes JHFN as well as third-party producers. Third-party channels include independent agents, brokerage general agents, producer groups, broker-dealers and banks. The business actively develops and maintains its relationships with these distributors by providing technical support, delivery of competitive products, product education, and advance marketing and sales support. Over the years, the business has solidified its strong shelf-space position with key distributors and broadened its distribution channels by establishing new relationships with broker-dealers, producer groups and banks.

JH Long-Term Care

JH Long-Term Care provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at-home care when an insured is no longer able to perform the ordinary activities of daily living or is cognitively impaired. The business also administers long-term care benefits for employees of the United States federal government.

JH Long-Term Care has a leadership position in the long-term care market in the United States. It has expertise in all aspects of long-term care operations, from product development to claims processing. Its products are sold through a multi-channel strategy that includes traditional independent agents, general agents, producer groups, broker-dealers and wirehouses. JHFN is a major distributor for the business.

JH Long-Term Care’s focus in the near-term will be the repricing of the in-force business in response to the comprehensive morbidity experience study that was conducted in 2010. Over the fourth quarter of 2010, the business filed applications with state regulators for price increases of approximately 40% on average on approximately 80% of the in-force policies. We cannot be certain whether or when each approval will be granted. The long-term care industry continues to be challenged with in-force rate increases and the departure of carriers from the industry, signaling a need to reassess product offerings. A key focus for the business will be to reshape the products to better meet the needs of the consumer, while balancing the Company’s appetite for risk. During this transition period, the business will concentrate efforts on maintaining and strengthening current distribution relationships that are critical to the success of our future product direction and growth.

U.S. Wealth Management

U.S. Wealth Management provides a variety of personal and family-oriented wealth management products and services to select individual and business markets. The JH Wealth Asset Management business includes the operations of both JH Retirement Plan Services and JH Mutual Funds. JH Retirement Plan Services provides 401(k) plans to small- and medium-sized businesses, while JH Mutual Funds offers a variety of mutual funds, 529 Plans and privately managed accounts to individuals and institutional investors. The JH Variable Annuities business offers products primarily to middle and upper-income individuals. The JH Fixed Products business provides fixed deferred annuities and fixed guaranteed income payout annuities to individuals as well as a variety of fee-based and spread-based products to institutional clients. U.S. Wealth Management will seek to continue the strong growth of its higher return fee-based businesses, while continuing to offer consumer valued products in our annuity line. It will seek to accomplish this by capitalizing on our strong brand name, innovative and broad product offerings, expanding distribution opportunities, superior customer service, while maintaining strong financial discipline and risk management in the products we offer. At December 31, 2010, JH Wealth Asset Management, JH Variable Annuities and JH Fixed Products accounted for 52%, 30% and 18%, respectively, of U.S. Wealth Management’s total funds under management. These businesses contributed approximately US$21.7 billion, US$2.6 billion and US$2.5 billion, respectively, to U.S. Wealth Management’s total premiums and deposits.

JH Wealth Asset Management

¡	JH Retirement Plan Services

JH Retirement Plan Services offers small- and medium-sized businesses, consisting of companies with five to 500 employees, 401(k) group annuity contracts designed for tax-qualified pension plans. JH Retirement Plan Services’ 401(k) group annuity product includes investment, communication and record-keeping services with plan administration provided through third party administrators. JH Retirement Plan Services offers the Guaranteed Income for Life Select rider to provide participants with an option to receive lifetime income benefits.

JH Retirement Plan Services’ products are marketed by sales account executives mainly to third party administrators, broker-dealers and independent financial planners. The business provides support to third party administrators in the form of direct data links, training, marketing, educational programs, and access to e-commerce functionality. JH Retirement Plan Services also has an established advisory council of third party administrators that provides feedback on product development and marketing strategies. As part of its commitment to the growing broker-dealer and financial planner channels, JH Retirement Plan Services offers on-line marketing, educational and client/broker-dealer administrative support through its broker website.

JH Retirement Plan Services’s strategy is to seek to continue its strong market presence in the small plan market segment and expand its presence into the mid-market through its extensive distribution network, leveraging product innovations such as an innovative new online enrollment experience, new lifecycle investment options which allow participants to choose an investment asset mix that suits their individual needs, new products and extension of our current service excellence, removing additional administrative burdens from plan sponsors.

¡	JH Mutual Funds

The JH Mutual Funds business is structured around four business lines covering key components of the asset management industry: open-end and closed-end mutual funds, Private Client Group, and the 529 Plan market. JH Mutual Funds offers open-end funds and closed-end funds, which are sponsored by John Hancock and offer a multi-manager investment platform sub-advised by both our affiliated John Hancock Asset Management investment unit and various external investment management firms. We offer the mutual funds through wirehouses, regional brokerage firms, planners, financial institutions and insurance broker-dealers. The Private Client Group offers separately managed accounts for high net-worth individuals, all sub-advised by Manulife Asset Management’s Sovereign unit. The 529 Plans are offered by the Educational Trust of Alaska and administered by T. Rowe Price Group to help middle-income and high net-worth clients to save for post-secondary education by offering a multi-managed product platform with various flexible investment options.

Management’s goal is for JH Mutual Funds to be a top-tier provider of a diverse line of mutual funds managed by world-class institutional asset managers that helps customers realize their financial goals. To achieve this goal, management is focused on product manufacturing, marketing, distribution and service. Its product portfolio consists of an extensive selection of open-end equity and fixed-income funds, a suite of Lifestyle and Lifecycle asset allocation funds, a number of closed-end funds and separate account strategies. JH Mutual Funds seeks to leverage the momentum from a record-breaking 2010 sales year by continuing to focus on new distribution, product and marketing opportunities. Distribution resources have been expanded to support critical new sales channels such Edward Jones and banks, as well as opportunities within the institutional, registered investment advisers and defined contribution investment only channels.

JH Variable Annuities

The JH Variable Annuities business offers a variety of products that help customers achieve their personal and family financial goals. Variable annuity products, sold mainly to middle- and upper-income individuals, provide a tax-efficient way to save for retirement, generate retirement income, or preserve wealth. Earnings on these products are subject to taxation only when withdrawn. Several different base products have been offered in the past with varying front-end sales loads, surrender charge rates and periods, and up front payment enhancements. The vast majority of customers purchasing JH Variable Annuities products over the past several years also purchased a guaranteed minimum withdrawal benefit (“GMWB”) rider which provides the policyholder a minimum level of guaranteed periodic withdrawals over a specified period or life even if policyholder account values have been depleted.

JH Variable Annuities products are marketed by its wholesaling sales team through non-affiliated advisors in national/regional broker-dealer firms, independent financial planners, banks and through JHFN. The distribution footprint is very broad across each of these channels, with distribution agreements in place at nearly all major variable annuity sellers.

JH Variable Annuities is committed to providing strong, customer-oriented products and services in order to further develop the reputation of the business as partner of choice among end-consumers and financial advisors as they plan for their retirement income needs.

JH Fixed Products

JH Fixed Products consists of payout annuities, fixed deferred annuities, spread-based products and fee-based products. Payout annuities are designed to meet the needs of corporate-sponsored and individual retirement plans, defined benefit pension plan terminations and retail purchasers of immediate annuities. These single premium annuities shift investment and longevity risk from individuals to the Company and one specific category, structured settlements, provides a stream of periodic payments to individuals who receive awards or settlements in personal physical injury disputes. Deferred annuity contracts consist of Market Value Adjusted (“MVA”) and Book Value annuities. New sales are focused on the MVA annuity product with sales of Book Value annuities discontinued. The MVA annuity products are single premium contracts offering interest rate guarantee periods ranging from three to ten years from the date of purchase. Principal and interest are guaranteed if held for the length of the guarantee period and premiums earn a guaranteed interest rate during the guarantee period. Withdrawals made prior to the end of the guarantee period, in excess of the interest credited over the previous twelve months, may be subject to a market value adjustment. Spread-based products are offered opportunistically, when market conditions allow, for sale at attractive rates of return on capital. Fee-based products generally pass investment results through to the contract holder with no, or minimal, guarantees. The Company no longer actively markets fee-based products, but does receive renewal deposits into existing contracts.

JH Fixed Products distributes its products through a variety of channels. Single premium annuities are sold through pension consultants who represent corporate retirement plan sponsors or through brokers who receive a commission for sale of the Company’s products. Structured settlement annuities are offered through brokers specializing in dispute resolution. Deferred annuities and retail immediate annuities are marketed through the same wholesaling sales team and distribution channels as variable annuities.

Investment Platforms

U.S. Division offers products that provide customers with fixed and variable rate investments. Fixed rate products provide customers with a guaranteed investment return. Variable rate products enable clients to participate in the financial markets, through both segregated and mutual fund investment vehicles.

For those customers who want a simplified approach to investing, the division also provides Lifestyle and Lifecycle Portfolios, which are pre-packaged, diversified funds-of-funds. The Lifestyle Portfolios are target-risk funds that are designed to match the needs and risk tolerance of a wide range of customers, from conservative to aggressive. The Lifecycle Portfolios are target-date funds that are designed to automatically adjust to more conservative investments as a customer’s expected retirement date approaches. Two Lifecycle portfolio options are available, Retirement

Living and Retirement Choices. Retirement Living portfolios are designed to allow investors to stay in the same portfolio through their retirement years. Retirement Choices portfolios are designed to take participants “to” retirement and accommodate the participant who wishes to select another investment strategy at time of retirement. The Lifestyle and Lifecycle Portfolios are both constructed using a multi-step process that draws on the expertise of asset allocation professionals.

In addition, JH Wealth Asset Management’s pension operation also offers a retail investment platform which enables 401(k) pension plan sponsors the option of selecting a retail mutual fund managed directly by an adviser.

Competition

Each of the markets in which U.S. Division operates is highly competitive. Competitors in the U.S. life and long-term care insurance markets vary across product lines, but are primarily other large insurance companies that distribute comparable products through similar channels. Competitive advantage is based on the ability to develop flexible product features to meet individual customer needs, and to develop and service a variety of distribution channels. U.S. Insurance’s competitive strengths include product innovation, underwriting expertise, access to multiple distribution channels, and high quality customer service. Its competitive position is also enhanced by its scale as a leader in both the life and long-term care insurance markets and the strength of the John Hancock brand.

U.S. Wealth Management’s competitive strengths include strong brand recognition, product innovation, multiple distribution channels, high quality customer service and wholesaling excellence. In JH Wealth Asset Management, competitors in the JH Retirement Plan Services operation are insurance companies, mutual fund firms and payroll companies that compete on investment options/performance, service quality/product platform, the ability to add value for customers and price. Competition for the JH Mutual Funds operation includes mutual fund and insurance companies that compete based on fund performance and distribution capability. The JH Variable Annuities business environment is characterized by strong competition from both insurance and mutual fund companies, on aspects such as product offerings, fund performance, investment/interest rates, customer service, and financial strength. JH Fixed Products operates in a variety of institutional and retail markets. Fixed deferred annuities face strong competition from insurance companies and bank-issued certificates of deposit on the basis of interest rates, product offerings, customer service and financial strength. In the institutional market for payout annuities, fee-based and spread-based fixed products, although a large number of companies offer these products, the market is concentrated because it demands issuers of high financial quality and competition has become restricted to insurance companies with superior financial ratings.

Management believes that it will be able to compete successfully in chosen markets as a result of the John Hancock brand name, national distribution, product design and competitive pricing.

REINSURANCE DIVISION

Established in 1984, Reinsurance Division is one of North America’s leading providers of risk management solutions, specializing in retrocession.

Through offices in Canada, the United States, Belgium, Barbados, Germany, Singapore and Japan, Reinsurance Division provides customer-focused solutions in the following business lines:

•	Life - offering retrocession of traditional life mortality risk;

•	Property and Casualty - offering retrocession of traditional property catastrophe and aviation catastrophe risks for property and casualty reinsurers; and

•	International Group Program (“IGP”) - offering international group employee benefits management to multinational corporations and their affiliates through a global network of life insurance companies.

Reinsurance Division continues to pursue opportunities to expand relationships both with key business partners and promising sources of new business. Reinsurance Division’s key priority is risk management, with emphasis on sound pricing of new business and effective performance monitoring and management of in-force business. Reinsurance Division continues to leverage its technical expertise in providing innovative solutions to meet customer needs.

Life

The Life reinsurance business line markets directly to leading life reinsurance companies, primarily in North America and Europe, leveraging long-standing relationships with many of these companies.

The ongoing life retrocession market contraction due to increases in insurer/reinsurer retention and pricing pressures is expected to continue to negatively impact the Life reinsurance business line’s new business volumes. The Life reinsurance business line continues efforts to mitigate the impact of declining volumes through quote opportunities, acquisition reviews and product development. The Company’s life retrocession market leadership position along with its capital strength mean the Life reinsurance business line is well positioned to respond to client needs and provide mutually attractive solutions on in-force and excess-of-retention opportunities.

Property and Casualty

The Property and Casualty reinsurance business line has established itself as a leader in providing traditional retrocession protection to a very select and stable group of clients in the property and aviation reinsurance markets.

In recent years the absence of large loss events in the property and casualty catastrophe and aviation reinsurance markets has resulted in increased reinsurance capacity and a softening of retrocession rates. Continued soft retrocession market conditions are expected to persist, failing the occurrence of a market shaping event. With excellent, long-standing client relationships and the Company’s financial strength, management believes the Property and Casualty business line is well positioned to continue to find and act on profitable market opportunities.

International Group Program

The Company reinsures a portion of the group insurance contracts issued to subsidiaries and affiliates of multinational organizations through IGP’s global network of life insurance companies. IGP pools the profit and loss experience of these contracts for its multinational clients. Management expects IGP to maintain its leading position in the North American market while growing in Europe and Asia.

Competition

Only a few well-capitalized insurance companies specialize in life retrocession or the property and casualty retrocession solutions written by Reinsurance Division. Reinsurance Division is a niche competitor in these markets. IGP’s main competitors are three other large multinational benefit networks.

INVESTMENT DIVISION

The Company’s Investment Division manages the Company’s General Funds, or the on-balance sheet assets, and through Manulife Asset Management (re-branded in December 2010 from MFC Global Investment Management), manages assets for institutional clients and investment funds. Through both of these groups, we manage a broad range of investments including public and private bonds, public and private equities, mortgages, real estate, oil and gas, infrastructure, timber and agricultural properties. We have a physical presence in key financial centres around the world, including the United States, Canada, Hong Kong, Japan, the United Kingdom, Australia, New Zealand, South America and throughout South-east Asia.

General Fund Assets

The Investment Division manages the Company’s general fund assets with an emphasis on high credit quality and diversification across asset classes and individual investment risks. The general fund assets of the Company are invested primarily in investment grade bonds, private placements and commercial mortgages. The following table summarizes the Company’s consolidated general fund invested assets by asset category.

Consolidated General Fund Invested Assets

	December 31, 2010		December 31, 2009
($ millions)	Carrying Value	% of Total	Carrying Value	% of Total
Cash and short term investments	11,791	6	18,780	10
Bonds	101,560	51	85,107	46
Stocks	10,475	6	9,688	5
Mortgages
Commercial (1)	21,179	11	20,878	11
Residential	9,003	4	7,901	4
Agricultural	1,634	1	1,920	1
Private Placements	22,343	11	22,912	12
Policy Loans	6,486	3	6,609	4
Bank Loans	2,355	1	2,457	1
Real Estate	6,358	3	5,897	3
Other investments	6,264	3	5,321	3

Total invested assets (2)	199,448	100	187,470	100

(1)	Includes multi-unit residential.
(2)	For additional information on invested assets, see Note 3(a) to MFC’s Audited Annual Financial Statements for the year ended December 31, 2010 filed on SEDAR.

The consolidated general fund invested assets were denominated 56% in U.S. dollars, 33% in Canadian dollars, 4% in Japanese yen and 7% in other currencies as at December 31, 2010. The Company has various policies and procedures, each subject to periodic review and approval by the Board of Directors, designed to measure and control risk in the management of the Company’s general fund assets. These include policies and procedures relating to asset liability mismatch, the use of derivatives as well as market, liquidity, currency and credit risks. These policies and procedures are also designed to ensure compliance with the various Canadian and U.S. regulatory requirements to which the Company is subject.

Bonds and Private Placements

As at December 31, 2010, the Company held $101.6 billion of bonds and $22.3 billion of private placements, representing, in total, 62% of the carrying value of consolidated general fund invested assets, with 75% of the bond and private placement portfolios rated “A” or higher and 95% rated “BBB” (investment grade) or higher by certain well-known rating agencies or the Company. Investment grade bonds and private placements include the securities of approximately 2,600 different issuers, with no corporate issuer representing more than 0.5% of such holdings. Below investment grade bonds and private placements include the securities of more than 600 different issuers, with no issuer representing more than 5% of such holdings. Net impaired bonds and private placements had a carrying value of $451 million. The following table summarizes the Company’s bond and private placement portfolio credit quality.

Bond and Private Placement Portfolio Credit Quality

($ millions)		December 31, 2010		December 31, 2009
NAIC Designation (1)	Rating Agency Designation (2)	Carrying Value	% of Total	Carrying Value	% of Total
1	AAA	33,570	27	20,976	20
1	AA	23,600	19	20,553	19
1	A	35,636	29	33,583	31
2	BBB	24,919	20	27,046	25
3 & below	BB & lower and unrated	6,178	5	5,861	5

Total		123,903	100	108,019	100

(1)	NAIC designations are assigned no less frequently than annually.
(2)	Rating designation includes all gradations within the relevant category.

Of the bond and private placement portfolio, 38% was invested in government-related securities as at December 31, 2010. The remainder was primarily composed of corporate bonds. As at December 31, 2010, the bond and private placement portfolio was 62% denominated in U.S. dollars, 25% in Canadian dollars, 6% in Japanese yen and 7% in other currencies.

The Company invests in private placements because of the generally higher yield, more restrictive financial and business covenants and stronger prepayment protection available on such investments compared to similarly rated public bonds. To the extent that its private placement holdings are not rated by well-known rating agencies, the Company assigns a rating for internal monitoring purposes using methodologies that management believes generally track methodologies employed by these rating agencies. The following table summarizes the scheduled maturities of the Company’s bond and private placement portfolio.

Bond and Private Placement Portfolio Scheduled Maturities

	December 31, 2010		December 31, 2009
($ millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Due in one year or less	5,824	5,839	4,948	4,954
Due after one year through five years	22,593	22,886	23,970	24,151
Due after five years through ten years	27,074	27,366	26,642	26,853
Due after ten years	68,412	69,037	52,459	52,693

Total	123,903	125,128	108,019	108,651

As at December 31, 2010, gross unrealized losses were $1.8 billion or 2% of the Company’s fixed income portfolio of which $0.4 billion, or 0.4%, relates to bonds trading below 80 per cent of cost for more than six months. The following table shows the distribution of total gross unrealized losses and for bonds trading less than 80% of cost for more than six months for both the public and private bond portfolio.

Bond and Private Placement Portfolio Gross Unrealized Losses

	December 31,2010			December 31, 2009
($ millions)	Amortized Cost	Gross Unrealized Loss	Amounts <80% cost >6 months	Amortized Cost	Gross Unrealized Loss	Amounts <80% cost > 6months
Public bonds
Government	42,434	(847)	—	25,488	(374)	(27)
Corporate	49,326	(454)	(96)	49,846	(924)	(259)
Securitized	6,732	(403)	(345)	8,192	(882)	(761)
Private placement debt	22,343	(111)	—	22,912	(205)	(16)

Total gross unrealized gains (losses)	120,835	(1,815)	(441)	106,438	(2,385)	(1,063)

Securitized Assets

As at December 31, 2010, the Company had $6.6 billion of securitized assets in public bonds representing 3% of total invested assets. The following table shows the distribution of the securitized asset portfolio by type.

Public Securitized Assets

	December 31, 2010		December 31, 2009
As at December 31, ($ millions)	Carrying Value	% Investment Grade	Carrying Value	% Investment Grade
Residential mortgage backed securities	482	56	525	59
Commercial mortgage backed securities	4,565	95	5,111	97
Asset backed securities	1,573	91	1,811	91

Total securitized assets	6,620	91	7,447	93

Originations of residential mortgage backed securities and commercial mortgage backed securities are concentrated in the year 2005 and prior. The majority of the holdings of commercial mortgage backed securities and asset backed securities are rated AAA by certain well-known rating agencies. For additional information on public securitized assets, see the Management’s Discussion and Analysis for the year ended December 31, 2010.

Mortgages

As at December 31, 2010, mortgage investments represented 16% of general fund invested assets. The mortgage portfolio is diversified by location, property type and mortgagor. First mortgages represented 98% of total mortgages. All mortgages are secured by real properties with 58% located in Canada and 42% located in the United States. Commercial mortgages constituted 67% of total mortgages. The Company has an insignificant amount of development lending within the commercial mortgage portfolio. The following table summarizes the Company’s mortgage portfolio by property type.

Mortgage Portfolio — Property Type

	December 31, 2010		December 31, 2009
($ millions)	Carrying Value	% of Total	Carrying Value	% of Total
Multi-unit residential(1)	3,681	12	3,850	13
Retail	5,883	19	5,993	19
Office	5,482	17	4,819	16
Industrial	3,183	10	3,442	11
Other Commercial	2,950	9	2,774	9
Other Residential	9,003	28	7,901	26
Agricultural	1,634	5	1,920	6

Total	31,816	100	30,699	100

(1)	Includes multi-unit residential properties, such as condominiums.

Mortgages are originated through a network of 16 branches across Canada and the United States. In 2010 the Company originated approximately 56% of its business directly, with mortgage broker referrals representing the balance. While the Company does not have any exclusive arrangements with brokers, there are non-exclusive origination and servicing arrangements with certain mortgage brokers in the United States. The Company requires external appraisals on all new and renewal mortgages over $5 million. Approval of new mortgages and renewals or any amendments to mortgages are made in accordance with the Company’s policies, including the Mortgage Credit Policy and the Mortgage Lending Guidelines.

The value of government-insured loans was 32% of the total mortgage portfolio as at December 31, 2010. The Company also had privately insured mortgages representing 0.3% of the total mortgage portfolio as at December 31, 2010. For conventional loans in both Canada and the United States, the Company’s maximum loan-to-value ratio on new mortgages is 75% at the time the mortgage is underwritten. As at December 31, 2010, 0.4% of the Company’s Canadian mortgage portfolio and 0.1% of the U.S. mortgage portfolio were considered delinquent.

Stocks

As at December 31, 2010, stocks represented 6% of the consolidated general fund invested assets. The Company’s stock portfolio consists almost entirely of publicly listed common shares and is diversified by industry sector and issuer. The stock portfolio was invested 35% in Canadian issuers, 28% in U.S. issuers, 28% in Asian issuers and 9% in other issuers.

Real Estate

Real estate represented 3% of the consolidated general fund invested assets as at December 31, 2010. As at December 31, 2010, the real estate carrying value was $6.4 billion, with 56% located in the United States, 37% in Canada and 7% in Japan and other Asian countries.

The real estate portfolio is diversified by property types and focuses on major urban centres. Office properties are the largest component, representing 82% of the portfolio as at December 31, 2010, with the remainder split among residential, retail, industrial and other property types. The overall occupancy rate for all commercial real estate investments as at December 31, 2010 was 93%.

The real estate portfolio, as at December 31, 2010, had a market value surplus of $490 million over carrying value including deferred realized net gains. Real estate market values are determined by a combination of independent appraisals and values established by professional accredited appraisers who are employees of the Company. The Company’s commercial real estate properties with a carrying value of $30 million or greater are appraised annually with the remainder appraised at least once every three years. In 2010, approximately 86% of the commercial real estate portfolio was appraised, the majority of which were performed by independent appraisers. Under Company policies, an environmental site assessment, prepared by an independent third party, must be conducted for all new real estate properties. If any environmental concerns are identified, a more detailed environmental assessment must be obtained. Additionally, the Company’s environmental compliance officer must approve the purchase of any such commercial properties.

Policy Loans

Policy loans represented 3% of invested assets as at December 31, 2010. Most individual life insurance policies, excluding term insurance, provide the policyholder with the right to obtain a policy loan from the Company. Such loans are made in accordance with the terms of the respective policies and are carried at the outstanding balance.

Policy loans are fully secured by the cash value of the policies on which the respective loans are made. If a policyholder surrenders the policy, the cash value paid by the Company will be the cash value less the amount of the outstanding policy loan. Similarly, upon the death of the policyholder, the death benefit paid by the Company will be the death benefit less the amount of the outstanding policy loan. Consequently, the Company has no exposure to default risk on policy loans.

Other Investments

Other investments include $6.3 billion of unconsolidated joint ventures, partnerships, funds, limited liability corporations, including $781 million of oil and gas producing properties. Oil and gas assets are located in Alberta, Saskatchewan and Ontario, Canada.

Impaired Assets

As at December 31, 2010, net impaired assets were $813 million, representing 0.4% of consolidated general fund invested assets. Allowances for loan losses are established when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Once established, an allowance for loan losses is reversed only if the conditions that caused the impairment no longer exist. The carrying value of an impaired loan is reduced to the net realizable value of the loan in the period of impairment and a corresponding provision or impairment is charged to income. Bonds and stocks are written down to market value when an impairment in their value is considered to be other than temporary. Bond impairment is considered other than temporary when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond while other than temporary impairment on stocks occurs when fair value has declined significantly below cost or for a prolonged period of time and there is not objective evidence to support recovery in value. Reversals of impairment charges on available for sale bonds are only recognized to the extent that increases in fair value can be attributed to events subsequent to the impairment loss being recorded. Specific real estate properties are written down to market value if an impairment in the value of the entire real estate portfolio, determined net of deferred realized gains and losses, is considered to be other than temporary. Impairment losses are permanent, other than that for loans and available for sale bonds. Assets are reviewed quarterly to identify whether any impairments should be taken. The Company had established allowances for impairment on loans of $118 million as at December 31, 2010.

Manulife Asset Management

In December 2010, MFC Global Investment Management changed its brand name to Manulife Asset Management globally. The business’s formula for success and differentiation remains: empowered investment teams operating in a boutique environment, strengthened by the global resources of a financial services leader. In order to leverage the well-known John Hancock brand in the United States, Manulife Asset Management is using John Hancock Asset Management as a sub-brand when providing investment management services related to John Hancock products sold in the United States.

Manulife Asset Management is a leading global institutional asset manager providing a comprehensive range of investment management capabilities and investment solutions for institutional clients, such as pension plans, foundations, endowments and financial institutions. Manulife Asset Management also partners with Manulife’s and John Hancock’s Wealth Management groups to provide their retail clients with superior investment products, using Manulife Asset Management’s investment capabilities.

Assets managed for external clients by Manulife Asset Management and its affiliates totaled $182 billion as at December 31, 2010, an increase of $75 billion from December 31, 2009. To be consistent with industry reporting practices, we are now including the externally managed component of the asset allocation fund assets. This drove $61 billion of the increase. This combined with strong retail sales and market performance gains somewhat offset by the negative impact of currency gains drove the increase year over year. In total, Manulife Asset Management manages $209 billion for internal and external clients.

External Assets Under Management (AUM)

As at December 31 ($ in millions)			Change
	2010[1]	2009[2]	$	%
Managed on behalf of
Operating Division clients	158,163	83,074	75,089	90
Institutional clients	23,412	23,305	107	—

Total External Assets Under Management	181,575	106,379	75,196	71

1.	Includes 49 per cent share of Manulife TEDA Fund Management Company Ltd., based on the joint venture ownership structure
2.	Amounts have been restated to be consistent with 2010 figures

RISK FACTORS

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. We manage these risks within an enterprise-wide risk management framework. Our goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations; by identifying, measuring and monitoring key risks taken; and by executing risk control and mitigation programs.

An explanation of Manulife Financial’s risk management approach, and the accounting and actuarial assumptions and estimates used by Manulife Financial in the preparation of its financial statements, can be found in the sections entitled “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2010 and in Note 7 (Risk Management) to MFC’s consolidated financial statements for the year ended December 31, 2010, available on SEDAR at www.sedar.com, which sections and Note are incorporated herein by reference.

As noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, market risk, liquidity risk, credit risk, insurance risk and operational risk are the major categories of risk described in the sections of MFC’s Management’s Discussion and Analysis referred to above. These risk factors should be considered in conjunction with the other information in this Annual Information Form and the documents incorporated by reference herein.

Management has identified the following risks and uncertainties to which our business, operations and financial condition are subject. Additional risks and uncertainties not currently known to us or that we currently believe are not reasonably likely to materially affect us may also impair our business, results of operations and financial condition.

General — Financial Markets and Economy

Changes in financial markets or general economic conditions may adversely impact our business results

The recent economic crisis resulted in unprecedented disruption of credit and equity markets, evidenced by historically low interest rates, severe equity market declines, currency volatility and illiquid markets. Despite stabilization and improvement in most major markets, significant risks remain. In many of the regions in which we do business, including the United States and Canada, uncertainty about the economic recovery persists. These conditions have had, and may continue to have, both direct and indirect impacts on the Company. For example:

•	MFC’s common share price has fallen, impacting our ability to raise capital and make acquisitions, and affecting the perceived strength of our franchise.

•

The Company is exposed to fluctuations in equity markets, particularly as a result of potential costs relating to certain variable annuity products with guarantees that are tied to the value of public equity markets. As a result of the substantial public equity market movements since the latter half of 2008, MFC has had to make significant changes to the reserves and the capital it holds to support variable annuity guarantees, resulting in increased earnings volatility.

•

The Company is exposed to interest rate risk, primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and are reinvested. As a result of movements in interest rates during 2009 and 2010, the Company was required to increase policy liabilities resulting in non-cash charges against income.

•

The Company’s exposure to equity markets and interest rates necessitated changes in the design and pricing of certain of our products and modifications to our risk reduction plans including expansion of our hedging strategies. These actions contributed to reduced sales and higher costs.

•	Our credit ratings have been downgraded which has increased our financing costs.

If the stabilization and improvement in financial markets does not continue or economic conditions deteriorate, sales could continue to be negatively impacted. As well, our results of operations and financial condition will likely be adversely impacted by higher financing and transaction costs associated with less liquid markets and lower credit ratings, higher levels of asset impairment, and additional accounting charges related to guarantees tied to equity markets or interest rates.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

We may not be successful in executing our business strategies or these strategies may not achieve our objectives

We regularly review and adapt our business strategies and plans in consideration of changes in the external business, economic, political and regulatory environments in which we operate. Key elements of our business strategy include diversifying our business mix, accelerating growth of those products that have a favourable return on capital and better potential outcomes under a range of economic and policyholder behaviour scenarios, and reducing or withdrawing from products with unattractive risk profiles. Our strategy also incorporates a plan to systematically hedge our in-force public equity and interest rate risks over time. We have designed our business plans and strategies to align with our risk appetite, capital and financial performance objectives. However, the economic environment may remain volatile and our regulatory environment will continue to evolve, which we anticipate will include a focus on higher capital requirements. Further, the attractiveness of our product offerings relative to our competitors will be influenced by competitor actions as well as our own, and the requirements of the regulatory regimes they and we operate under. For these and other reasons, there is no certainty that we will be successful in implementing our business strategies or that these strategies will achieve the objectives we target.

Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth

Our insurance operations are subject to a wide variety of insurance and other laws and regulations. As a result of the global financial crisis, financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes. While the impact of these changes is uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward.

In Canada, MFC and its principal operating subsidiary, Manufacturers Life, are governed by the ICA. The ICA is administered, and the activities of the Company are supervised, by OSFI. Manufacturers Life is also subject to regulation and supervision under the insurance laws of each of the provinces and territories of Canada. Regulatory oversight is vested in various governmental agencies having broad administrative power with respect to, among other things, dividend payments, capital adequacy and risk-based capital requirements, asset and reserve valuation requirements, permitted investments and the sale and marketing of insurance contracts. These regulations are intended to protect policyholders and beneficiaries rather than investors and may adversely impact shareholder value.

OSFI has been considering a number of changes, including establishing methodologies for evaluating standalone capital adequacy for Canadian operating life insurance companies, such as Manufacturers Life and updates to its regulatory guidance for non operating insurance companies acting as holding companies, such as MFC. In addition, OSFI is working on revisions to the capital requirements for in-force segregated fund guarantees, market, credit and insurance risk. Changes in regulatory capital guidelines for banks under the Basel Accord or for European insurance companies under Solvency II may also have implications for Canadian insurance companies. The timing and outcome of these initiatives is uncertain and could have a significant adverse impact on the Company or on our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

OSFI issued an advisory in December 2010 containing new minimum calibration criteria for determining capital requirements for guarantees of segregated fund business written on or after January 1, 2011. The new calibration criteria will increase capital requirements on these products and our 2011 product offerings will be developed and priced taking into account these new rules. The new minimum calibration criteria are not expected to materially impact capital requirements on in-force business written prior to 2011.

In the United States, state insurance laws regulate most aspects of our business, and our U.S. insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. State laws grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; calculating the value of assets to determine compliance with statutory requirements; mandating certain insurance benefits; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; regulating advertising; protecting privacy; establishing statutory capital and reserve requirements and solvency standards; fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments.

Currently, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed, including the National Insurance Act of 2007. The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) contains several provisions that may impact the business of Manulife and other large insurers acting in the United States. See “Dodd-Frank could adversely impact our results of operations and our liquidity”. In view of recent events involving certain financial institutions, it is possible that the U.S. federal government will heighten its oversight of insurers such as Manulife, including possibly through a federal system of insurance regulation. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or laws could have on our business, results of operations and financial condition.

Insurance guaranty associations in Canada and the United States have the right to assess insurance companies doing business in their jurisdiction for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, the liabilities that we have currently established for these potential liabilities may not be adequate.

Our international operations are subject to regulation in the jurisdictions in which they operate. Many of our independent sales intermediaries also operate in regulated environments. Insurance regulators in Canada, the United States and Asia regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and, thus, could have a material adverse effect on our results of operations and financial condition.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance costs and other expenses of doing business, thus having a material adverse effect on our results of operations and financial condition.

From time to time, regulators raise issues during examinations or audits of Manulife Financial that could have a material adverse impact on us. We cannot predict whether or when regulatory actions may be taken that could adversely affect our operations. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact, particularly in areas such as accounting or statutory reserve requirements. For further discussion of government regulation and legal proceedings refer to “Government Regulation” and “Legal Proceedings”.

Dodd-Frank could adversely impact our results of operations and our liquidity

Dodd-Frank creates a new framework for regulation of over-the-counter (“OTC”) derivatives which could affect those activities of the Company which use derivatives for various purposes, including hedging equity market, interest rate and foreign currency exposures. Dodd-Frank will require certain types of OTC derivative transactions that are currently traded over-the-counter to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse. The legislation could also potentially impose additional costs, including new capital and margin requirements, and additional regulation on the Company. We cannot predict the effect of the legislation on our hedging costs, our hedging strategy or its implementation, or whether Dodd-Frank will lead to an increase, decrease in, or change in the composition of the risks we hedge.

In addition, pursuant to Dodd-Frank, in January 2011 the Financial Stability Oversight Council (“FSOC”) released a proposed rule outlining the criteria that will inform the FSOC’s designation of non-bank financial institutions as “systemically important” and the procedures the FSOC will use in the designation process. If designated, the largest, most interconnected and highly-leveraged companies would face stricter prudential regulation, including higher capital requirements and more robust consolidated supervision. At this stage OSFI has not announced similar rules, and for financial institutions (such as MFC) whose home regulator is outside of the United States, the FSOC’s proposed rule recognizes the need for outreach and coordination with the home regulator, as well as the need to avoid overlapping and conflicting regulations. At this stage we cannot predict the outcome of this regulatory initiative.

Changes in accounting standards may adversely affect our financial statements

Our consolidated financial statements are currently prepared in accordance with Canadian GAAP, which will be replaced with IFRS beginning with the first quarter of 2011. The Company is required to prepare an opening IFRS balance sheet as at January 1, 2010, the date of transition to IFRS, which forms the starting point for its financial reporting in accordance with IFRS. Any difference between the carrying value of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS, as at January 1, 2010 is recorded in opening retained earnings. Based on our analysis of the identified differences between Canadian accounting requirements and existing IFRS, except as noted below, we do not expect the initial adoption of IFRS to have a significant impact on our financial statements.

Under IFRS, goodwill is tested at the cash generating unit level, a more granular level than a reporting unit level under Canadian GAAP. When IFRS is adopted, it is expected to result in a total goodwill impairment charge of $3,064 million, attributable to our U.S. Life Insurance, U.S. Wealth Management and Canadian Individual Insurance operations. This charge will be split between our IFRS opening balance sheet (through retained earnings) at January 1, 2010 of $734 million and the third quarter 2010 comparative IFRS results of $2,330 million based on the facts and circumstances that existed at the respective times. For further details on goodwill impairments refer to the risk factor entitled “If our businesses do not perform well, or if the outlook for our businesses is significantly lower than historical trends, we may be required to recognize an impairment of goodwill or intangible assets or to establish a valuation allowance against our future tax assets, which could have a material adverse effect on our results of operations and financial condition”.

Under IFRS, investments in leveraged leases are measured in a similar manner to a capital lease with income recognized on a constant yield basis. Under Canadian GAAP there is a standard specific to leveraged leases and income is recognized on an effective yield basis. The expected impact on transition is a decrease to shareholders’ equity of $290 million.

Differences in the accounting for income taxes under IFRS, including the expected establishment of a $215 million deferred tax liability under IFRS arising from prior reorganizations of certain subsidiaries of the Company is expected to result in a decrease in opening shareholders’ equity of $326 million. The deferred tax arising from subsidiary reorganizations will only be recognized if the subsidiaries are sold to a third party and eliminated from the consolidated financial statements.

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be effective until at least 2013. Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities under the Canadian Asset Liability Method (“CALM”) will be maintained. Under CALM, the measurement of actuarial liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is initially adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities and therefore is not expected to have a material impact on net income.

As part of the IFRS transition process, the Company is evaluating its effect on regulatory capital requirements. Under the IFRS transition guidance outlined by OSFI, the impact of IFRS adoption on available capital is phased-in over an eight quarter period beginning the first quarter of 2011. The impact on required capital is not subject to the phase-in rules. Our preliminary estimates indicate the adoption of IFRS may initially decrease Manufacturers Life’s MCCSR by approximately four points beginning the first quarter of 2011 and approximately eight points over the two year phase-in period ending with the fourth quarter of 2012.

From time to time we are required to adopt revised or new accounting standards issued by recognized authoritative bodies. Market conditions have prompted these bodies to issue new guidance which further interprets or seeks to revise accounting pronouncements including those related to financial instruments and hedging, fair value measurements, consolidation of structures or transactions and new standards that expand disclosures. In addition, it is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our financial condition and results of operations.

As indicated above, the IFRS standard for insurance contracts is currently being developed. The regulatory capital framework in Canada is aligned with Canadian GAAP, and unless regulatory changes are made, the capital framework will be aligned with the IFRS standard for insurance contracts currently being developed. Unlike the current Canadian GAAP standard, the insurance contracts accounting policy proposals being considered by the International Accounting Standards Board (“IASB”) do not connect the measurement of insurance liabilities with the assets that support the payment of the policy obligations. Therefore the standard as proposed and if implemented may lead to a large initial increase in reported insurance liabilities and potentially our required regulatory capital upon adoption, and may create significant go-forward volatility in our reported results and potentially our regulatory capital particularly for long duration guaranteed products. This in turn could have significant negative unintended consequences on our business model which would potentially affect our customers, shareholders and the capital markets. We believe the accounting and related regulatory rules under discussion could put the Canadian insurance industry at a significant disadvantage relative to their U.S. and global peers and also to the banking sector in Canada.

We have experienced and may experience additional future downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of debt, preferred share and Tier 1 hybrid capital obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade, could, among other things: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or result in additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies, contracts and general account GICs we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales, particularly with respect to general account GICs and funding agreements purchased by pension plans and other institutions. Any of these consequences could adversely affect our results of operations and financial condition.

During 2010, the financial strength and credit ratings of our insurance operating companies were lowered by two notches by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc. (“S&P”), and by one notch by Moody’s Investors Service, a subsidiary of Moody’s Corporation (“Moody’s”), and Fitch Ratings Ltd. (“Fitch”). The credit ratings of our outstanding debt securities were lowered by one notch by A.M. Best Company (“A.M. Best”) and DBRS Limited (“DBRS”), while the respective financial strength ratings of our insurance operating companies were affirmed by these rating agencies. Our insurance operating companies are currently rated AA- by S&P, A1 by Moody’s, AA- by Fitch Ratings, A+ (Superior) by A.M. Best and IC-1 by DBRS for financial strength. With the exception of A.M. Best, which has maintained a negative outlook on its ratings, the remaining four rating agencies have assigned a stable rating outlook on the ratings of MFC and our insurance operating companies. Credit rating agencies remain concerned with the Company’s reduced financial flexibility associated with increased financial leverage and weak earnings coverage metrics. There can be no guarantee that further downgrades will not occur.

It is possible that there will be changes in the benchmarks for capital, liquidity, earnings and other factors used by these credit rating agencies that are important to a ratings assignment at a particular rating level. Any such changes could have a negative impact on our ratings, which could adversely impact our results of operations and financial condition.

Access to capital may be negatively impacted by market conditions

Disruptions, uncertainty or volatility in the financial markets may limit our access to capital required to operate our business. Such market conditions may limit our ability to satisfy regulatory capital requirements and to access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital, issue shorter term securities than we prefer, or securities that bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility.

Competitive factors may adversely affect our market share and profitability

The insurance, wealth and asset management industries are highly competitive. Our competitors include other insurers, securities firms, investment advisers, mutual funds, banks and other financial institutions. Our competitors compete with us for customers, access to distribution channels such as brokers and independent agents, and for employees. In some cases, competitors may be subject to less onerous regulatory requirements, have lower operating costs or have the ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively or offer features that make their products more attractive. These competitive pressures could result in increased pricing pressures on a number of our products and services and may harm our ability to maintain or increase our profitability. Because of the highly competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete with our industry rivals and competitive pressure may have a material adverse effect on our business, results of operations and financial condition.

We may experience difficulty in marketing and distributing products through our current and future distribution channels

We distribute our insurance and wealth management products through a variety of distribution channels, including brokers, independent agents, broker-dealers, banks, wholesalers, affinity partners, other third-party organizations and our own sales force in Asia. We generate a significant portion of our business through individual third party arrangements. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or relevant third parties. An interruption in our continuing relationship with certain of these third parties could significantly affect our ability to market our products and could have a material adverse effect on our business, results of operations and financial condition.

We must attract and retain sales representatives to sell our products. Strong competition exists among financial services companies for efficient and effective sales representatives. We compete with other financial services companies for sales representatives primarily on the basis of our financial position, brand, support services and compensation and product features. Any of these factors could change either because we change the Company or our products, or because our competitors change theirs and we are unable or unwilling to adapt. If we are unable to attract and retain sufficient sales representatives to sell our products, our ability to compete and revenues from new sales would suffer, which could have a material adverse effect on our business, results of operations and financial condition.

Industry trends could adversely affect the profitability of our businesses

Our business segments continue to be influenced by a variety of trends that affect the financial services industry. The impact on our business and on the industry generally of the volatility and instability of the financial markets is difficult to predict, and our business plans, financial condition and results of operations have been and may continue to be negatively impacted or affected. The financial services industry has been particularly impacted by the downturn in the financial markets and general economic conditions and is subject to a high degree of government regulation.

Regulators may refine capital requirements and introduce new reserving standards. Furthermore, regulators have undertaken market and sales practices reviews of several markets or products, including variable annuities and group products. The current market environment may also lead to changes in regulation that may disadvantage us relative to some of our competitors.

We may face unforeseen liabilities or asset impairments arising from possible acquisitions and dispositions of businesses or difficulties integrating acquired businesses

We have engaged in acquisitions and dispositions of businesses in the past, and expect to continue to do so in the future as we may deem appropriate. There could be unforeseen liabilities or asset impairments, including goodwill impairments, that arise in connection with the businesses that we may sell, have acquired, or may acquire in the future. In addition, there may be liabilities or asset impairments that we fail, or are unable, to discover in the course of performing due diligence investigations on acquisition targets. Furthermore, the use of our own funds as consideration in any acquisition would consume capital resources that would no longer be available for other corporate purposes.

Our ability to achieve certain benefits we anticipate from any acquisitions of businesses will depend in large part upon our ability to successfully integrate the businesses in an efficient and effective manner. We may not be able to integrate the businesses smoothly or successfully, and the process may take longer than expected. The integration of operations may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Acquisitions of operations outside of North America, especially any acquisition in a jurisdiction in which we do not currently operate, may be particularly challenging or costly to integrate. See the risk factor entitled “Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our profitability”. If we are unable to successfully integrate the operations of any acquired businesses, we may be unable to realize the benefits we expect to achieve as a result of the acquisitions and the results of operations may be less than expected.

If our businesses do not perform well, or if the outlook for our businesses is significantly lower than historical trends, we may be required to recognize an impairment of goodwill or intangible assets or to establish a valuation allowance against our future tax assets, which could have a material adverse effect on our results of operations and financial condition

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent assets that are separately identifiable at the time of an acquisition and provide future benefits such as the John Hancock brand.

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. Under Canadian GAAP, goodwill is tested at the reporting unit level. As a result of the continuing impact of the deterioration in the overall U.S. economic environment, including persistent low interest rates, and management decisions in the third quarter of 2010 to further reposition our U.S. business and the resultant reduction or elimination of products that give rise to significant earnings sensitivity or produce low returns on capital employed, our goodwill impairment testing in 2010 resulted in an impairment of the goodwill in our U.S. Insurance reporting unit in the amount of US$1,000 million of the total goodwill of US$2,318 million for the reporting unit. The impairment charge, which has been recorded in our Corporate and Other segment, is a non-cash item and does not affect our ongoing operations or our regulatory capital ratios. The tests performed in 2010 demonstrated that there was no impairment of intangible assets with indefinite lives.

As previously mentioned, under IFRS, goodwill is tested at the cash generating unit level, a more granular level than a reporting unit. When IFRS is adopted, we expect to record an impairment charge of approximately $2,100 million in excess of the impairment charge recorded under Canadian GAAP, and attributable to our U.S. Life, U.S. Wealth and Canadian Individual Insurance operations. Going forward, the impact of economic conditions and changes in product mix suggests a lower margin of recoverable value in excess of carrying value attributable to our U.S Life, U.S. Long-Term Care and Canadian Individual Insurance cash generating units. As a result of these factors and the more granular level of goodwill testing under IFRS, more frequent impairment charges could occur in the future. The goodwill testing for 2011 will be updated based on the conditions that exist in 2011 and may result in further impairment charges, which could be material. See the risk factor entitled “Changes in accounting standards may adversely affect our financial statements”.

If market conditions deteriorate in the future and, in particular, if MFC’s common share price is low relative to book value per share, if the Company’s actions to limit risk associated with its products or investments cause a significant change in any one cash generating unit’s recoverable amount, or if the outlook for a cash generating unit’s results deteriorate, the Company may need to reassess the value of goodwill and/or intangible assets which could result in impairments during 2011 or subsequent periods. Such impairments could have a material adverse effect on our results of operations and financial condition.

At December 31, 2010, under Canadian GAAP we had $5,941 million of goodwill and $1,916 million of intangible assets.

Future income tax balances represent the expected future tax effects of the differences between the book and tax basis of assets and liabilities. Future tax assets are recorded when the Company expects to claim deductions on tax returns in the future for expenses that have already been recorded in the financial statements. The availability of those deductions is dependent on future taxable income against which the deductions can be made. Future tax assets are assessed periodically by management to determine if they are realizable. Factors in management’s determination include the performance of the business including the ability to generate gains from a variety of sources and tax planning strategies. If based on information available at the time of the assessment, it is more likely than not that the future tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income. The establishment of valuation allowances against our future tax assets could have a material adverse effect on our results of operations and financial condition. At December 31, 2010, we had $1,354 million of future tax assets.

Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change our provision for income taxes which could have a material adverse effect on our business, results of operations and financial condition

Many of the products that the Company sells benefit from one or more forms of preferred tax treatment under current income tax regimes. For example, the Company sells life insurance policies that benefit from the deferral or elimination of taxation on earnings accrued under the policy, as well as permanent exclusion of certain death benefits that may be paid to policyholders’ beneficiaries. We also sell annuity contracts that allow the policyholders to defer the recognition of taxable income earned within the contract. Other products that the Company sells also enjoy similar, as well as other, types of tax advantages.

The Company also benefits from certain tax benefits, including but not limited to tax-exempt interest, dividends-received deductions, tax credits (such as foreign tax credits), and favourable tax rates and/or income measurement rules for tax purposes.

There is risk that tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting the Company or its policyholders. This could occur in the context of deficit reduction or other tax reforms. The effects of any such changes could result in materially lower product sales, lapses of policies currently held, and/or our incurrence of materially higher corporate taxes, any of which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, the Company may be required to change its provision for income taxes or carrying amount of deferred tax assets or liabilities if the ultimate deductibility of certain items is successfully challenged by taxing authorities or if future transactions or events, which could include changes in tax laws, tax regulations or interpretations of such laws or regulations, occur. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

Market Risk

Market risk is the risk of loss resulting from market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative non-fixed income investments.

Changes to public equity markets have had, and could continue to have, an adverse impact on our earnings and capital ratios

Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with off-balance sheet products, asset based fees, investments in publicly traded equities supporting general fund products and surplus investments in publicly traded equities.

For off-balance sheet segregated funds or variable annuities, a sustained decline in public equity markets would likely increase the cost of guarantees and reduce asset-based fee revenues. A sustained increase in public equity market volatility would likely increase the costs of hedging the guarantees provided.

Where publicly traded equity investments are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders and regulatory capital ratios. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future cash flows in publicly traded equities, a decline in the value of publicly traded equities relative to other assets could require us to change the investment mix assumed for future cash flows, increasing policy liabilities and reducing net income attributed to shareholders. In addition, to the extent publicly traded equities are held as available for sale, other than temporary impairments that arise will reduce income.

Due to substantial declines in global equity markets between the latter half of 2008 and the first quarter of 2009, our exposure arising from variable annuity guarantees increased, and we were required to set aside additional policy liabilities to meet potential future payments under these guarantees, which adversely impacted our earnings. Over the course of 2009 and 2010 equity markets improved, generally resulting in a reduction in policy liabilities for segregated fund guarantees and a positive impact on earnings, however future market declines would increase policyholder liabilities and negatively impact earnings.

Declines in the public equity markets, or growth lower than the level assumed in our policy valuation, from the level at December 31, 2010 would require us to set aside additional policy liabilities to satisfy these liabilities and could have a material adverse effect on our earnings and capital ratios. We currently intend to dynamically hedge virtually all new variable annuity or segregated fund guarantees written in the future. At February 28, 2011 approximately 37% of our variable annuity guarantee value was neither dynamically hedged nor reinsured, compared to 45% at December 31, 2010 and 65% at December 31, 2009. Further, in 2010, we implemented a macro equity risk hedging strategy designed to partially mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. Depending on market conditions, including equity market volatility or a decline in interest rates, the cost of hedging may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products. In addition, the hedges we have entered into may not be adequate to offset any loss we incur in whole or in part or may not operate as we anticipate.

Guaranteed benefits are contingent and only payable upon death, maturity, permitted withdrawal or annuitization, if fund values remain below guaranteed values. As at December 31, 2010, net of amounts reinsured, the market value of the funds underlying the guarantees was $92,002 million and the amount of the guarantees was $98,733 million. Although these guaranteed benefits are generally not currently payable, the accounting valuation of and the amount of required capital to support these guarantees is extremely sensitive to short-term changes in market levels. The policy liability established for these benefits was $3,101 million at December 31, 2010 compared to $1,671 million at December 31, 2009. If equity markets deteriorate further, additional liabilities would be accrued. If equity markets do not recover by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash.

As a result of the effect of equity market movements on the liabilities for segregated fund guarantees, fee income, general fund equity investments supporting policy liabilities and other than temporary impairments, MFC net earnings were negatively impacted by $141 million in 2010, compared to a positive impact of $2,998 million in 2009.

For further discussion of specific risks related to our market risk hedging strategies refer to the risk factor entitled “The Company’s market risk hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks”.

Changes in market interest rates may continue to impact our earnings

Interest rate and spread risk arises from general fund guaranteed benefit products, general fund adjustable benefit products with minimum rate guarantees, general fund products with guaranteed surrender values, off-balance sheet products with minimum benefit guarantees and from surplus fixed income investments.

Interest rate and spread risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and must be re-invested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and guaranteed surrender values on products where investment returns are generally passed through to policyholders.

A general decline in interest rates, without a change in corporate bond spreads and swap spreads, will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a reduction in net income. A general increase in interest rates, without a change in corporate bond spreads and swap spreads, will result in a decrease in policy liabilities and an increase in net income. In addition, decreases in corporate bond spreads and increases in swap spreads will result in an increase to policy liabilities and a reduction in net income. An increase in corporate bond spreads and a decrease in swap spreads will have the opposite impact. The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on adjustable products that pass through investment returns to policyholders.

For off-balance sheet segregated funds or variable annuities, a sustained increase in interest rate volatility or a decline in interest rates would also likely increase the costs of hedging the benefit guarantees provided.

Changes in the market value of fixed income assets held in our surplus segment may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the available for sale fixed income unrealized gains or losses. It is not certain we would crystallize any of the unrealized gains or losses available. As at December 31, 2010 the available for sale fixed income assets held in the surplus segment were in a net after-tax unrealized gain position of $186 million (gross after-tax unrealized gains were $390 million and gross after-tax unrealized losses were $204 million). In 2010, the Company realized net gains of $570 million on the sale of bonds classified as available for sale held in our surplus segment.

As a result of interest rates movements, MFC reported non-cash charges which reduced net earnings by $723 million in 2010 compared to a charge of $2,247 million in 2009.

Our capital position could deteriorate if equity markets or interest rates decline

Our capital ratios are sensitive to equity market and interest rate movements. Over the past year, the sensitivity of capital ratios to both equity market and interest rate movements has decreased, however, despite the reductions, adverse market movements would reduce both shareholders’ earnings and capital ratios.

MFC’s principal Canadian operating company, Manufacturers Life, is regulated by the Superintendent and is subject to the Superintendent’s MCCSR. The supervisory target ratio for MCCSR is set at 150%. Accordingly, MFC currently endeavours to manage its affairs so that Manufacturers Life has an MCCSR ratio that is at or above 200% and allows margins for equity market and interest rate declines. As at December 31, 2010, Manufacturers Life’s MCCSR ratio was 249%.

In the United States, the Company’s U.S. life insurance subsidiaries are subject to minimum regulatory capital requirements known as Risk Based Capital (“RBC”) requirements. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The Company maintains capital in excess of the minimum required in each jurisdiction.

The Company’s market risk hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks

The Company’s market risk hedging strategies include a variable annuity guarantee dynamic hedging strategy and a macro equity risk hedging strategy. The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee policy liabilities and available capital, to both equity and bond fund performance and interest rate movements. The macro equity risk hedging strategy was initiated in the second half of 2010 and is designed to hedge a portion of our earnings sensitivity to public equity market movements arising from variable annuity guarantees not dynamically hedged and from other products and fees. Some of the limitations and risks associated with each strategy are described below.

The Company expanded the variable annuity guarantee dynamic hedging strategy during 2010. The total amount of guarantee value dynamically hedged increased to $49,291 million as at December 31, 2010 from $24,880 million as at December 31, 2009. Our current dynamic hedging approach is to short exchange-traded equity index and government bond futures and execute currency futures and execute lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance (delta) and interest rate movements (rho) arising from variable annuity guarantees. We dynamically rebalance these hedge instruments as market conditions change, and the liability delta and rho change, in order to maintain the hedged position within established limits. We may consider the use of additional hedge instruments opportunistically in the future.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

•	Policyholder behaviour and mortality experience is not hedged;

•	Provisions for adverse deviation in the policy liabilities are not hedged;

•	A portion of interest rate risk is not hedged;

•	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instruments;

•	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

•	Unfavourable realized equity and interest rate volatilities and their correlations may result in higher than expected rebalancing costs; and

•	Not all other risks are hedged.

Policy liabilities and MCCSR required capital for variable annuity guarantees are determined using long-term forward-looking estimates of volatilities and have no sensitivity to quarterly changes in implied market volatilities. These long-term forward-looking volatilities assumed for policy liabilities and required capital meet the Canadian Institute of Actuaries and OSFI calibration standards. To the extent that realized equity or interest rate volatilities in any quarter exceed the assumed long-term volatilities, or correlations between interest rate changes and equity returns are higher, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The sensitivity of liability values to equity market and interest rate movements that we hedge are based on long-term expectations for longevity and policyholder activity, since the impact of actual longevity and policyholder experience variances cannot be hedged using capital markets instruments.

The variable annuity guarantee dynamic hedging strategy exposes the Company to additional risks. The strategy relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become significant as markets and interest rates increase. The dynamic hedging strategy is highly dependent on complex systems and mathematical models that are subject to error, which rely on forward looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the dynamic hedging strategy there may be additional, unidentified risks that may negatively impact our business and future financial results.

There can be no assurance that the Company’s exposure to public equity performance and movements in interest rates will be reduced to within established targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we initiate hedging. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products. In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

We currently execute our macro equity risk hedging strategy by shorting equity futures and executing currency futures, and rolling them over at maturity. We may consider the use of alternative long maturity instruments opportunistically in the future. The notional value of equity futures contracts that were shorted as part of our macro equity risk hedging strategy as at December 31, 2010 was approximately $5,100 million. Management intends to increase the amount of macro equity hedges on a time-scheduled and market-trigger basis. Should markets decline, management intends to increase the amount of hedges in order to maintain our overall earnings sensitivity to equity market movements below targeted levels.

The macro equity risk hedging strategy exposes the Company to risks. The strategy relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to the risk of increased funding and collateral demands as a result of the macro equity risk hedging strategy which may become significant in the event public equity markets increase.

A deterioration in financial markets or general economic conditions could adversely impact our alternative non-fixed income investments

Alternative non-fixed income asset performance risk arises from general fund investments in commercial real estate, timber properties, agricultural properties, oil and gas properties, and private equities.

Where these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders and regulatory capital ratios. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future policy cash flows in alternative non-fixed income assets, a decline in the value of these assets relative to other assets could require us to change the investment mix assumed for future cash flows, increasing policy liabilities, reducing net income and our regulatory capital ratios. To the extent these assets support our shareholders’ equity account, other than temporary impairments that arise will reduce income.

The recent difficult economic conditions have resulted in and could continue to result in higher vacancy, lower rental rates and lower demand for real estate investments, all of which would negatively impact the value of our investments. Difficult economic conditions could also prevent companies in which we have made private equity investments from achieving their business plans and could cause the value of these investments to fall, or even cause the companies to fail entirely. The timing and amount of income from private equity investments is difficult to predict, and investment income from these investments can vary from quarter to quarter.

The value of oil and gas assets could be negatively impacted by a number of factors including, but not limited to changes in commodity prices, unanticipated operating results or production declines, the impact of weather conditions on seasonal demand, our ability to execute the capital program, incorrect assessments of the value of acquisitions, uncertainties associated with estimating oil and natural gas reserves, and difficult economic conditions. Changes in government regulation of the oil and gas industry, including environmental regulation and changes in the royalty rates resulting from provincial royalty reviews, could adversely affect the value of our oil and gas investments.

In 2010, the valuations of our investments in commercial real estate, timber and agriculture properties and other sectors generally stabilized as economic conditions have improved globally. We continue to monitor all asset classes; however, given the continued economic uncertainties, valuations may decline which would adversely affect our results of operations and financial condition.

Available for sale investments are recorded at fair value, but losses arising on those investments may not have been recorded in income

Some of our investments are classified as available for sale. Available for sale assets are recorded at fair value, but unrealized gains and losses are recorded in a separate component of equity and are not charged to income. Unrealized gains are recorded in income when the related asset is sold. Unrealized losses are recorded in income either when the related asset is sold or when the related asset is considered impaired and the impairment is not considered to be temporary. Should market levels decline, impairments may be judged to be other than temporary and part or all of any unrealized losses may be charged against future income as a result. As at December 31, 2010, $251 million of unrealized gains were recorded in accumulated other comprehensive income (loss) on available for sale securities compared to $612 million of unrealized gains as at December 31, 2009.

Our valuation of certain financial instruments may include methodologies, estimations and assumptions which are subjective in nature. Changes to investment valuations may arise in the future which materially adversely affect our results of operations and financial condition

The fair value for certain of our investments that are not actively traded is determined using models and other valuation techniques. These values therefore incorporate considerable judgment and involve making estimates including those related to the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

The recent economic downturn has resulted in significant market disruption, including rapidly widening credit spreads and illiquidity, volatile markets and for some instruments significantly reduced trading activity. It has been, and may continue to be, difficult to value certain of our securities if trading is less active and/or market data is harder to observe. Consequently, valuations may include inputs and assumptions that are less observable or require greater estimation thereby resulting in values which may differ materially from the value at which the investments may be ultimately sold. Further, rapidly changing credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value that become recognizable in future periods could have a material adverse effect on our results of operations and financial condition.

Fluctuations in foreign currency exchange rates and foreign securities markets could negatively affect our profitability or regulatory capital ratios

Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens, reported earnings would decline and our reported shareholders’ equity would decline. Further, to the extent that the resultant change in available capital is not offset by a change in required capital, our regulatory capital ratios would be reduced. A weakening of the Canadian dollar against the foreign currencies in which we do business would have the opposite effect, and would increase reported Canadian dollar earnings and shareholders’ equity, and would potentially increase our regulatory capital ratios.

In 2010, the strengthening of the Canadian dollar relative to our key operating currencies had a positive impact of $130 million on our net income, compared to 2009 rates, primarily due to a reduction in the translated value of U.S. dollar and Japanese yen losses experienced in 2010.

Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds or liquid assets to meet both expected and unexpected cash and collateral demands.

Adverse capital and credit market conditions may significantly affect our liquidity risk

During the financial crisis, extreme disruption in the capital and credit markets exerted downward pressure on availability of liquidity and credit capacity. Reduced asset liquidity may restrict our ability to sell certain types of assets for cash without taking significant losses. If providers of credit preserve their capital, our access to borrowing from banks and others or access to other types of credit such as letters of credit, may be reduced. If investors have a negative perception of our creditworthiness, this may reduce access to wholesale borrowing in the debt capital markets, or increase borrowing costs. Should large and unexpected cash outflows occur, exceeding our worst case stress testing, we may be forced to sell assets at a loss or raise additional funds at significant cost in order to meet our liquidity needs.

We are dependent on cash flow from operations, a pool of highly liquid money market securities and holdings of sovereign bonds, near-sovereign bonds and other liquid marketable securities to provide liquidity. We need liquidity to meet our payment obligations including those related to insurance and annuity benefits, cashable liabilities, our operating expenses, interest on our debt, dividends on our equity capital, and to replace certain maturing liabilities. Liquid assets are also required to pledge as collateral to support activities such as the use of derivatives for hedging purposes. The principal sources of our liquidity are cash and our assets that are readily convertible into cash, including insurance and annuity premiums, fee income earned on assets under management, money market securities, and cash flow from our investment portfolio. The issuance of long-term debt, common and preferred shares and other capital securities may also increase our available liquid assets or be required to replace certain maturing liabilities.

In the event we seek additional financing, the availability and terms of such financing will depend on a variety of factors including market conditions, the availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers, lenders or investors could develop a negative perception of our long-term or short-term financial prospects if we incur large financial losses or if the level of our business activity decreases further due to another market downturn.

Our obligations to pledge collateral or make payments related to declines in value of specified assets may adversely affect our liquidity

In the normal course of business, we are obligated to pledge assets to comply with jurisdictional regulatory and other requirements including collateral pledged in relation to derivative contracts and assets held as collateral for repurchase funding agreements. The amount of collateral we may be required to post under these agreements, and the amount of payments we are required to make to our counterparties, may increase under certain circumstances, including a sustained or continued decline in the value of our derivative contracts. Such additional collateral requirements and payments could have an adverse effect on our liquidity. The implementation of the Dodd-Frank Act in the United States in 2011 will require certain derivatives to migrate from bilateral arrangements to clearing houses over time, and this is expected to increase liquidity requirements to support these contracts. As at December 31, 2010, total pledged assets were $3,030 million, compared to $1,947 million in 2009, primarily due to an increase in derivative hedging transactions and repurchase funding agreements. Assets pledged as collateral are not available to support our liquidity needs.

The Company’s ability to obtain letters of credit could be become constrained, limiting our ability to use affiliate reinsurance to manage local capital ratios

In the normal course of business, third party banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically. At time of renewal, the Company is exposed to repricing risk and under adverse conditions increases in costs will be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital at the operating company level. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. Although the Company did not experience any material change in aggregate capacity during the financial crisis of the past three years, changes in prices and conditions were adverse during the market turbulence. There were no assets pledged against these outstanding letters of credit as at December 31, 2010.

As a holding company, MFC depends on the ability of its subsidiaries to transfer funds to it to meet MFC’s obligations and pay dividends

MFC is a holding company and we rely primarily on dividends and interest payments from our insurance and other subsidiaries as the principal source of cash flow to meet MFC’s obligations and pay dividends. As a result, MFC’s cash flows and ability to service its obligations are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to MFC. Substantially all of MFC’s business is currently conducted through its subsidiaries, and MFC expects this to continue.

The ability of MFC’s insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings and regulatory restrictions. These subsidiaries are subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries rather than investors. These laws and regulations include restrictions which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC. As a result of the global financial crisis, financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes. While the impact of these changes is uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a significantly adverse effect on MFC’s capital mobility, including its ability to pay dividends to shareholders, buy back its shares and service its debt.

In the operating companies, expected cash and collateral demands arise day-to-day to fund anticipated policyholder benefits, withdrawals of customer deposit balances, reinsurance settlements, derivative instrument settlements/collateral pledging, expenses, investment and hedging activities. Under stressed conditions, unexpected cash and collateral demands could arise primarily from an increase in the level of policyholders either terminating policies with large cash surrender values or not renewing them when they mature, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements or collateral demands. The ability of our holding company to fund its cash requirements depends upon it receiving dividends, distributions and other payments from our operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, may have restrictions on payments which they may make to MFC.

The payment of dividends to MFC by Manufacturers Life is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. As a result of the restructuring of our subsidiaries on December 31, 2009, all of our U.S. operating life insurance companies are now subsidiaries of Manufacturers Life.

Certain of MFC’s U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York, Massachusetts, and Vermont, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to Manufacturers Life. Our Asian insurance subsidiaries are also subject to restrictions which could affect their ability to pay dividends to Manufacturers Life in certain circumstances.

In addition, the payment of other upstream distributions by our insurance subsidiaries is limited under the insurance company laws in the jurisdictions where those subsidiaries are domiciled and in which they conduct operations. Limits on the ability of our insurance subsidiaries to pay dividends or make distributions could have a material adverse effect on MFC’s liquidity, including its ability to pay dividends to shareholders and service its debt.

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Worsening or poor economic conditions could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities

Our invested assets primarily include investment grade bonds, private placements, commercial mortgages, asset backed securities, and consumer loans. These assets are generally carried at fair value, but only changes in value that arise from a credit related impairment are recorded as a charge against income. An impairment is recorded when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the instrument, or when fair value has declined significantly below cost or for a prolonged period of time and there is not objective evidence to support recovery in value. The return assumptions incorporated in actuarial liabilities include an expected level of future asset impairments. There is a risk that actual impairments will exceed the assumed level of impairments in the future and earnings could be adversely impacted.

Defaults and downgrades were generally above the Company’s historical average in 2009. While these measures improved throughout 2010, we still expect volatility on a quarterly basis and losses could potentially rise above long-term expected levels.

Net impaired fixed income assets were $536 million, representing 0.3% of total general fund invested assets as at December 31, 2010, compared to $625 million, representing 0.3% of total general fund invested assets as at December 31, 2009.

If a counterparty fails to fulfill its obligations we may be exposed to risks we had sought to mitigate

The Company uses derivative financial instruments to mitigate exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, guarantees related to variable annuity products, selected anticipated transactions and certain other guarantees. The Company may be exposed to counterparty risk if a counterparty fails to pay amounts owed to us or otherwise perform its obligations to us. Counterparty risk increases during economic downturns because the probability of default increases for most counterparties. Most of the counterparties in our derivative transactions are financial institutions, which have been adversely affected by the recent downturn. If any of these counterparties default, we may not be able to recover the amounts due from that counterparty. The largest single counterparty exposure as at December 31, 2010 was $954 million, compared to $561 million as at December 31, 2009. As at December 31, 2010, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $465 million compared to $903 million as at December 31, 2009. Without master netting agreements, maximum exposure to credit risk would have been $4,101 million as at December 31, 2010 compared to $2,680 million as at December 31, 2009.

In 2007, we initiated a variable annuity guarantee dynamic hedging strategy for our variable annuities and, in 2010, we initiated a macro equity risk hedging strategy designed to partially mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. These strategies continue to expand and our counterparty risk will increase as we increase the use of derivatives under these strategies. For further discussion of specific risks related to our market risk hedging strategies refer to the risk factor entitled “The

Company’s market risk hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks”.

The Company reinsures a portion of the business we enter into; however, we remain legally liable for contracts that we have reinsured. In the event that any of our reinsurance providers were unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them, we would need to increase actuarial reserves (approximately one third of the business we reinsure is with three large reinsurers). An allowance for losses on reinsurance contracts is established when it is considered likely that a reinsurer will not honour its contractual obligations. The allowance for loss is based on current recoverables and ceded actuarial liabilities.

We participate in a securities lending program whereby blocks of securities are loaned to third parties, primarily major brokerage firms and commercial banks. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned. If any of our securities lending counterparties default and the value of the collateral is insufficient, we would incur losses. As at December 31, 2010, the Company had loaned securities (which are included in invested assets) valued at approximately $1,650 million, compared to $1,221 million at December 31, 2009.

The determination of allowances and impairments on our investments is subjective and changes could materially impact our results of operations or financial position

The determination of allowances and impairments is based upon a periodic evaluation of known and inherent risks associated with the respective security. Management considers a wide range of factors about the security and uses its best judgment in evaluating the cause of the decline in estimating the appropriate value for the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations in the impairment evaluation process include, but are not limited to: (i) the severity of the impairment; (ii) the length of time and the extent to which the market value of a security has been below its carrying value; (iii) the financial condition of the issuer; (iv) the potential for impairments in an entire industry sector or sub-sector; (v) the potential for impairments in certain economically depressed geographic locations; (vi) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vii) our ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost; (viii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in allowances and impairments as such evaluations warrant. The evaluations are inherently subjective, and incorporate only those risk factors known to us at the time the evaluation is made. There can be no assurance that management has accurately assessed the level of impairments that have occurred. Additional impairments will likely need to be taken or allowances provided for in the future as conditions evolve. Historical trends may not be indicative of future impairments or allowances.

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Actual experience may differ from assumptions with respect to claims, policyholder behaviour and expenses

We make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish policy liabilities. Assumptions for future claims are based on both Company and industry experience and predictive models, and assumptions for future policyholder behavior are based on Company experience and predictive models. Should actual results be materially worse than those assumed in the design, pricing and sale of products, profits will be unfavourably impacted. Such losses could have a significant adverse effect on our results of operations and financial condition. In addition, we periodically review the assumptions we make in determining our policy liabilities and the review may result in an increase in policy liabilities and a decrease in net income attributable to shareholders. Such assumptions require significant professional judgment, so actual experience may be materially different than the assumptions we make.

Life and health insurance claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. The ultimate level of lifetime benefits paid to policyholders may be impacted by unexpected changes in life expectancy. Policyholder premium payment patterns, policy renewals, and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. As well, adverse claims experience could result from systematic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, underwriting process failures, or other factors.

In recent years, policyholder lapses and morbidity related to certain policies have been unfavourable compared to expected levels, resulting in experience losses. We have conducted a thorough review and modified our assumptions for the future to reflect the current experience. As a result, in the third quarter of 2010, we incurred a charge which included $755 million related to our JH Long-Term Care business. However, should experience deteriorate further, additional policy liability increases may be required.

We may be unable to obtain necessary price increases on our in-force long-term care business, or may face delays in implementation

We are currently seeking state regulatory approvals for price increases on existing long-term care business in the United States. We cannot be certain whether or when such approvals will be granted. Our policy liabilities reflect our estimates of the impact of these price increases; should we be less successful than anticipated in obtaining them, policy liabilities would increase accordingly. For further discussion see “Business Operations – US. Division – U.S. Insurance – JH Long-Term Care”.

Reinsurance may not be available, affordable or adequate to protect us against losses

We purchase reinsurance protection on certain risks underwritten by our various business segments. External market conditions determine the availability, terms and cost of the reinsurance protection for new business and, in certain circumstances, the cost of reinsurance for business already reinsured. Accordingly, we may be forced to incur additional costs for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, risk management policies and procedures, systems failures, human performance failures or from external events.

Adverse publicity, litigation or regulatory action resulting from our business practices or actions by our employees, representatives and business partners, could erode our corporate image and damage our franchise value

Manulife Financial’s reputation is one of its most valuable assets. Harm to a company’s reputation is often a consequence of risk control failure, whether associated with complex financial transactions or relatively routine operational activities. Manulife Financial’s reputation could also be harmed by the actions of third parties with which we do business. Our representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, whose services and representations our customers rely on.

Business partners include, among others, third parties to whom we outsource administrative functions and that we rely on to fulfill various obligations. We outsource certain technology and business functions to third parties and expect to do so in the future. If we do not effectively develop and implement our outsourcing strategy, third-party providers do not perform as anticipated, or we experience problems with a transition, we may experience operational difficulties, increased costs and a loss of business.

If any of these representatives or business partners fails to adequately perform their responsibilities, or monitor their own risk, these failures could affect our business reputation and operations. While we seek to maintain adequate internal risk management policies and procedures and protect against performance failures, events may occur that could cause us to lose customers or suffer legal or regulatory sanctions, which could have a material adverse effect on our reputation and our business. For further discussion of government regulation and legal proceedings refer to “Government Regulation” and “Legal Proceedings”.

Interruptions relating to our technology and information security could significantly disrupt our business, impede our ability to conduct business and adversely impact our business, results of operations and financial condition

Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Our technology systems infrastructure environment is governed and managed according to operational integrity, data integrity, and information security standards and controls. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. We have business continuity, information security and other policies, plans and procedures in place designed to minimize the impact of a business disruption and protect confidential information; however these may not be effective. Disruptions or breaches caused by natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control, could prevent us from effectively operating our business, or adversely impact our results of operations and financial condition or damage our reputation.

We may not be able to retain and attract qualified individuals which could impact our ability to execute on our business strategies

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and an inability to recruit or retain qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations.

The use of complex models could expose us to risk if the models are used inappropriately, interpreted incorrectly or are deficient

Our reliance on highly complex models for pricing, valuation and risk measurement, and for input to decision making, is increasing. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, data or assumptions is growing. Our model risk oversight program includes processes intended to ensure that our critical business models are conceptually sound, used as intended, and to assess the appropriateness of the inputs, assumptions, calculations and outputs. However, there can be no assurance that all business critical models have been independently vetted and that all potential issues have been identified and adequately addressed.

We are subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material

We are subject to income taxes in Canada and the United States as well as many other jurisdictions. In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. There can be no assurance that the final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings will not be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.

Our non-North American operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition

We have significant operations outside of North America, primarily in Asia. These businesses face political, legal, operational and other risks that we do not face in our operations in Canada or the United States. We face the risk of discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into Canadian or U.S. dollars. Some of our international businesses are, and are likely to continue to be, in emerging or potentially volatile markets. In addition, we rely on local staff, including local sales forces, in these countries where there is a risk that we may encounter labor problems, especially in countries where workers’ associations and trade unions are strong.

We are currently planning to expand our international operations in markets where we operate and potentially in new markets. This may require considerable management time, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions.

Our risk management policies, procedures and strategies may leave us exposed to unidentified or unanticipated risks, which could negatively affect our business, results of operations and financial condition

We have devoted significant resources to develop our risk management policies, procedures and strategies and expect to continue to do so in the future. Nonetheless, our policies, procedures and strategies may not be comprehensive. Many of our methods for measuring and managing risk and exposures are based upon the use of observed historical market behaviour or statistics based on historical models. As a result, these methods may not fully predict future exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated.

Additional Risks

The declaration and payment of dividends and the amount thereof is subject to change

The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class 1 Shares, Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity, or the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors of MFC and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by MFC and other factors deemed relevant by the Board of Directors of MFC. On August 6, 2009 MFC’s Board of Directors announced its decision to reduce MFC’s quarterly Common Share dividend for the second quarter of 2009 by 50% from $0.26 to $0.13 per Common Share. Although MFC has historically declared quarterly cash dividends on the Common Shares, MFC is not required to do so and the Board of Directors of MFC may reduce, defer or eliminate MFC’s Common Share dividend in the future. See “Government Regulation” and “Dividends” for a summary of additional statutory and contractual restrictions concerning the declaration of dividends by MFC.

Environmental risk may arise related to our commercial mortgage loan portfolio and owned property or from our business operations

Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and owned property (including commercial real estate, oil and gas, timber and agricultural properties) may adversely impact our reputation, results of operations and financial condition. Under applicable laws, contamination of a property with hazardous materials or substances may give rise to a lien on the property to secure recovery of the costs of cleanup. In some instances, this lien has priority over the lien of an existing mortgage encumbering the property. Additionally, as lender, we may incur environmental liability (including without limitation liability for clean-up, remediation and damages incurred by third parties) similar to that of an owner or operator of the property, if we or our agents exercise sufficient control over the operations at the property. We may also have liability as the owner and/or operator of real estate for environmental conditions or contamination that exist or occur on the property, or affecting other property.

In addition, failure to adequately prepare for the potential impacts of climate change may have a negative impact on our financial position or our ability to operate. Potential impacts may be direct or indirect and may include business losses or disruption resulting from extreme weather conditions; the impact of changes in legal or regulatory framework made to address climate change; or increased mortality or morbidity resulting from environmental damage or climate change.

Applicable laws may discourage takeovers and business combinations that common shareholders of MFC might consider in their best interests

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. In addition, under applicable U.S. insurance laws and regulations in states where certain of our insurance company subsidiaries are domiciled, no person may acquire control of MFC without obtaining prior approval of those states’ insurance regulatory authorities. These restrictions may delay, defer, prevent, or render more difficult a takeover attempt that common shareholders of MFC might consider in their best interests. For instance, they may prevent shareholders of MFC from receiving the benefit from any premium to the market price of MFC’s common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of MFC’s common shares if they are viewed as discouraging takeover attempts in the future.

We may not be able to protect our intellectual property and may be subject to infringement claims

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon its intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, methods, processes or services. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

GOVERNMENT REGULATION

As an insurance company, Manulife Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asian operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.

CANADA

Manulife Financial is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife Financial on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife Financial with supervisory power to bring about corrective action.

Investment Powers

Under the ICA, Manulife Financial must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Capital Requirements

The ICA requires Canadian non-operating insurance companies, such as MFC, to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with the Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. Regulated subsidiaries of MFC must maintain minimum levels of capital. Such amounts of capital are based on the local capital regime and the statutory accounting basis in each jurisdiction. The most significant of these are the MCCSR for Manufacturers Life and the RBC requirements for MFC’s U.S. life insurance subsidiaries.

Capital requirements for Manufacturers Life are governed by the MCCSR. The MCCSR ratio is prepared on a consolidated basis. It compares capital available to capital required. Capital available includes instruments such as common equity, qualifying preferred shares, qualifying innovative tier 1 instruments, the participating account, hybrid capital instruments and subordinated debt. Certain deductions are made from capital available including deductions for goodwill, controlling interests in non-life financial corporations and non-controlled substantial investments. Capital required is determined by applying factors to specified risks or using models to determine capital requirements for a given risk. Capital is held for asset default risks, mortality/morbidity/lapse risks, changes in the interest rate risk environment, segregated funds risk, off balance sheet activities and foreign exchange risk.

The minimum regulatory MCCSR ratio is 120% with a supervisory target ratio of 150%. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios. OSFI expects each insurance company to establish a target capital level that provides a cushion above minimum requirements. This cushion allows for coping with volatility in markets and economic conditions, innovations in the industry, consolidation trends and international developments. The Company currently endeavors to manage its affairs so that Manufacturers Life has an MCCSR ratio that is at or above 200% and allows margins for equity market and interest rate declines. At December 31, 2010, Manufacturers Life had an MCCSR ratio of 249%.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks. In 2010, OSFI made a number of changes to the MCCSR including changes to the limits on credit available for unregistered reinsurance, changes to the determination of required capital on loans carried at fair value and available-for-sale debt securities, and revisions to the determination of required capital on variable annuity hedges.

For 2011 MCCSR reporting OSFI has made a number of changes including revisions to accommodate accounting changes arising from the initial adoption of IFRS, revisions to the treatment of reinsurance, and changes to reverse out the beneficial impacts, if any, due to recognition of future mortality improvement under planned changes to the Canadian Institute of Actuaries Standards of Practice should such planned changes become effective in 2011. In addition, OSFI issued new rules regarding the determination of required capital for segregated fund guarantees on new business issued on or after January 1, 2011.

In Canada, OSFI has been considering its methodology for evaluating stand-alone capital adequacy for Canadian operating life insurance companies, such as Manufacturers Life and updates to its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC. OSFI also has been continuing its work on capital requirements for segregated fund guarantees and on potential changes to consolidated MCCSR required capital requirements for market and credit risk. Changes in regulatory capital guidelines for banks under the Basel accord (“Basel III”) may have implications for insurers operating in Canada. Changes to Canadian GAAP accounting to adopt the International Financial Reporting Standards for valuation of insurance contracts, which are still under development, could aversely impact capital adequacy calculations. Although this is not expected to occur before 2013, the draft rules continue to evolve and implications for the capital position are highly uncertain. Other elements of the MCCSR required capital formula such as insurance risk requirements are also likely to be reviewed. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.

The Company maintains capital in excess of the minimum required in all foreign jurisdictions in which the Company does business.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity, or the purchase or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent. There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation.

Appointed Actuary

In accordance with the ICA, the Board of Directors of the Company has appointed a Fellow of the Canadian Institute of Actuaries as the Appointed Actuary. The Appointed Actuary is required to value the policy liabilities of Manulife Financial as at the end of each financial year in accordance with accepted actuarial practices with such changes as may be determined by the Superintendent and any direction that may be made by the Superintendent, including selection of appropriate assumptions and methods, and provide an opinion as to whether the amount of policy liabilities makes appropriate provision for all policyholder obligations and whether the valuation of policy liabilities is fairly presented in the consolidated financial statements. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or the Audit Committee, to report, in accordance with accepted actuarial practice with such changes as may be determined by the Superintendent and any direction that may be made by the Superintendent, on the current and expected future financial condition of the Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of the Company and require rectification.

Prescribed Supervisory Information

The Supervisory Information (Insurance Companies) Regulations made under the ICA (the “Supervisory Information Regulations”) prohibit the Company from disclosing, directly or indirectly, any “prescribed supervisory information” relating to it or its affiliates, with certain limited exceptions. The Supervisory Information Regulations define “prescribed supervisory information” broadly in terms of assessments, recommendations, ratings and reports concerning the Company that are made by or at the request of the Superintendent and certain regulatory actions taken with respect to the Company, including: (i) any rating assigned to assess the financial condition of the Company or similar ratings; (ii) any report prepared by or at the request of the Superintendent or any recommendation made by the Superintendent as a result of an examination or other supervisory review of the Company; (iii) any categorization of the Company as being at a stage of intervention during which the Superintendent may exercise additional supervisory powers over the Company that vary with the stage (from stage 0 - no significant problem/normal activities to stage 4 - non-viability/insolvency imminent); (iv) any assessment by the Superintendent of the Company’s compliance with the standards of sound business and financial practices established by the Superintendent, if any; (v) any order of the Superintendent that the Company increase its capital or provide additional liquidity; (vi) any prudential agreement to implement any measure designed to maintain or improve the Company’s safety or soundness entered into between the Superintendent and the Company; and (vii) any direction of the Superintendent that the Company cease or refrain from committing, or remedy, unsafe or unsound practices in conducting its business.

The Supervisory Information Regulations permit the Company to disclose, to the public or otherwise, an order, prudential agreement or direction described in (v), (vi) and (vii) above if the Company considers it to contain a material fact or material change that is required to be disclosed under applicable securities law. The Supervisory Information Regulations also permit the Company to disclose prescribed supervisory information to underwriters in a public or private offering of securities if the Company ensures that the information remains confidential. The Supervisory Information Regulations do not prohibit or restrict the Company from disclosing, publicly or otherwise, any facts relating to the business, operations or capital of the Company, provided that the Company does not indirectly disclose any prescribed supervisory information.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and are generally incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. The Company is licensed to transact business in all provinces and territories of Canada.

Provincial/Territorial Securities Laws

The Company’s Canadian mutual fund and investment management businesses are subject to Canadian provincial and territorial securities laws. Manulife Asset Management Limited (formerly Elliott & Page Limited) is registered as a portfolio manager with the securities commissions in all Canadian provinces. Manulife Asset Management Limited is also registered as an exempt market dealer, mutual fund dealer in the provinces of Ontario and Newfoundland and as a commodity trading manager in the province of Ontario. Manulife Asset Management Limited is subject to regulation by the applicable provincial securities regulators. Manulife Securities Investment Services Inc. (“MSISI”) is registered under provincial and territorial securities laws (except Nunavut) to sell mutual funds across Canada and is subject to regulation by the applicable provincial and territorial securities regulators as well as the Mutual Fund Dealers Association of Canada, a self-regulatory organization. Manulife Securities Inc. (“MSI”) is registered under provincial and territorial securities laws to sell investments across Canada and is subject to regulation by the provincial and territorial securities regulators as well as the Investment Industry Regulatory Organization of Canada, a self-regulatory organization.

Consumer Protection for Financial Institution Failure

Assuris (formerly called CompCorp) was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including Manufacturers Life. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.

The Canadian Investor Protection Fund (“CIPF”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their investment dealer. The CIPF is funded by its member investment dealers, including MSI.

The MFDA Investor Protection Corporation (“IPC”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including MSISI.

The Canada Deposit Insurance Corporation (“CDIC”) is a federal crown corporation created by parliament in 1967 to protect deposits made with member financial institutions in case of their failure. CDIC member institutions, including Manulife Bank and its subsidiary Manulife Trust Company, fund deposit insurance through premiums paid on the insured deposits that they hold.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and its affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock USA, John Hancock New York and JHLH. They are domiciled in Michigan, New York and Massachusetts, respectively. Under such laws, the insurance subsidiaries are required to furnish annually their financial and other information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such regulators at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in accordance with the examining state’s laws and the guidelines promulgated by the NAIC. Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. More than 35 states have adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all state regulators in conducting market conduct examinations.

Also, the Insurance Marketplace Standards Association (“IMSA”) was established in the mid-1990’s to strengthen consumer trust and confidence in the marketplace for individually sold life insurance, long-term care insurance and annuities. IMSA was a voluntary membership organization which strived to be the premier market conduct and compliance standard-setting organization serving the life insurance marketplace.

IMSA membership was voluntary but companies could only be admitted following the successful conclusion of a two step process in which companies were required to undergo both a self assessment and an independent assessment performed by a qualified third party. John Hancock USA completed the two step assessment process and was originally admitted to membership in IMSA in April 1998. Companies were required to re-qualify for IMSA membership every three years using the two step assessment process, or in some circumstances, a self attestation was permitted in lieu of the two step assessment process. John Hancock USA elected to use the two step assessment process for its most recent re-qualification effective November 1, 2008.

On January 1, 2011, IMSA disbanded and was replaced by the Compliance and Ethics Forum for Life Insurers (“CEFLI”). CEFLI has indicated that while its plans for the future are still evolving, it intends in some fashion to continue to support some form of certification process. Jim Gallagher, Executive Vice President, Global Compliance Chief of Manulife Financial is the Chairman of the Board of CEFLI.

Investment Powers

The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investment in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.

Minimum Statutory Surplus and Capital

U.S. domiciled life insurance subsidiaries of the Company are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

In the 1970s, the NAIC developed a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which were designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 13 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing RBC requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2010.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife Financial’s ability to meet any debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. As a result of the reorganization of our U.S. subsidiaries, our U.S. operating subsidiaries are indirectly owned by Manufacturers Life. The payment of dividends by John Hancock USA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by John Hancock New York and JHLH is regulated by New York and Massachusetts insurance laws, respectively. In all three states, regulatory approval is required if a shareholder dividend distribution is made from any source other than earned surplus or unassigned funds. Regulatory approval is also required if the dividend (together with other distributions made during the preceding 12 months, or in the case of New York the calendar year) exceeds the greater of an insurer’s prior year’s net gain from operations or 10% of its surplus, measured at the end of the previous calendar year. The determination must be made in accordance with statutory accounting principles. Approval is deemed to have occurred if notice of a dividend within the above limits is filed with the regulators and it is not disapproved during a 30-day notice period.

Securities Law

Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the U.S. Securities and Exchange Commission (“SEC”) and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the Investment Company Act of 1940, as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors, Signator Investors and John Hancock Funds is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the Financial Industry Regulatory Authority.

Each of John Hancock Advisers, Manulife Asset Management (U.S.), LLC, Hancock Natural Resource Group, Inc., Hancock Venture Partners, Inc., Hancock Capital Investment Management, LLC, Signator Investors, Declaration Management & Research LLC, John Hancock IMS and Manulife Asset Management (North America) Limited is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act of 1940 and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.

Employee Retirement Income Security Act of 1974 (“ERISA”) Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA covered plans. The Company’s subsidiaries issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company and its subsidiaries to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

ASIA

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the regulatory jurisdictions governing Manulife Financial’s most significant operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance Authority under the Insurance Companies Ordinance, Cap. 41 (the “Insurance Companies Ordinance”). The Chief Executive of the Government of the Hong Kong Special Administrative Region has appointed the Commissioner of Insurance to be the Insurance Authority for the purposes of the Insurance Companies Ordinance. The Insurance Companies Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the Insurance Authority, Lloyd’s of the United Kingdom or an association of underwriters approved by the Insurance Authority. The Insurance Companies Ordinance stipulates certain requirements for authorized insurers, including with regard to the “fit and proper person” requirement for directors and controllers, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Companies Ordinance also confers powers of investigation and intervention on the Insurance Authority for the protection of policyholders.

The Insurance Authority has residual power to appoint an advisor or a manager to any authorized insurer if the Insurance Authority considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the Insurance Authority’s opinion, the exercise of other interventionary powers conferred by the Insurance Companies Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the Insurance Authority will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a wholly owned subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance. Long-term insurance companies are required under the Insurance Companies Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components — a percentage of the mathematical reserves and a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (Cap.41F), enacted pursuant to the Insurance Companies Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the Insurance Authority. Currently, all solvency margin requirements are being met.

The sale of mutual funds and investment-linked assurance products are subject to Hong Kong securities laws administered by the Securities and Futures Commission. The sale of provident (pension) fund products is subject to provident fund laws administered by the Mandatory Provident Fund Schemes Authority.

Japan

Life insurance companies in Japan, including Manulife Japan, are governed by the Insurance Business Law (Japan) and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products, premium levels and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency. The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels. Deregulation of sales of insurance products through bank channels became effective on December 23, 2007 and all life insurance products are now able to be sold through the bank channel.

The new Insurance Law, a comprehensive body of substantive laws covering insurance contracts which replaces the Insurance Chapter of the Commercial Code enacted more than 100 years ago, was fully implemented on April 1, 2010. The Insurance Law includes significant changes to the Commercial Code including expansion of its scope to cover “co-operative agreements”, introduction of provisions on accident and sickness insurance, and enhancement of protection of policyholders, among other things. It requires substantial amendments to the general terms of insurance policies and such amendments must be approved by the Financial Services Agency.

In November 2007, Manulife Japan established Manulife Investments Japan Limited (“MIJ”) as its wholly owned subsidiary. MIJ launched an investment trust business in 2008. An investment trust is a product similar to a mutual fund and the sale of investment trusts in Japan is regulated by the Financial Instruments and Exchange Law (Japan) which is administered by the Financial Services Agency.

Restrictions on Shareholder Dividends

In Asia, insurance laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”), an unlimited number of Class B Shares (“Class B Shares”) and an unlimited number of Class 1 Shares (“Class 1 Shares”) (collectively, the Class A Shares, Class B Shares and Class 1 Shares are “Preferred Shares”). As of December 31, 2010, MFC had 1,777,887,785 Common Shares, 14 million Class A Shares Series 1, 14 million Class A Shares Series 2, 12 million Class A Shares Series 3, 18 million Class A Shares Series 4, and 14 million Class 1 Shares Series 1 issued and outstanding. On March 11, 2011, MFC issued 8 million Class 1 Shares Series 3. MFC has authorized but not issued Class A Shares Series 5, Class 1 Shares Series 2 and Class 1 Shares Series 4.

Certain Provisions of the Class A Shares as a Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class B Shares as a Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class 1 Shares as a Class

The following is a summary of certain provisions attaching to the Class 1 Shares as a class.

Priority

Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares

The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.

Directors’ Right to Issue in One or More Series

The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or Class 1 Shares as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC.

Summaries of the terms of the Class A Shares Series 1, Class A Shares Series 2, Class A Shares Series 3, Class A Shares Series 4, Class A Shares Series 5, Class 1 Shares Series 1, Class 1 Shares Series 2, Class 1 Shares Series 3 and Class 1 Shares Series 4 are contained in the prospectuses relating to such series, which are available on SEDAR.

Voting Rights of Preferred Shares

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.

Approval of Holders of Preferred Shares

The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose.

Notwithstanding any other condition or provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

(i)	increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1 Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1 Shares, as the case may be.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

Certain Provisions of the Common Shares as a Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except meetings at which only holders of a specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

DIVIDENDS

The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board of Directors.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Pursuant to agreements made between MFC, Manufacturers Life, The Canada Trust Company and Manulife Financial Capital Trust (a subsidiary of Manufacturers Life) (the “Trust”), MFC and Manufacturers Life have covenanted for the benefit of holders of the outstanding Trust Capital Securities of the Trust (the “MaCS”) that, if the Trust fails to pay in full a required distribution on any series of MaCS, Manufacturers Life will not declare or pay cash dividends of any kind on its MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the twelfth month following the Trust’s failure to pay the required distribution in full, unless the Trust first pays the required distribution (or the unpaid portion thereof) to the respective holders of MaCS. “MLI Public Preferred Shares” means, at any time, preferred shares of Manufacturers Life which at that time: (a) have been issued to the public (excluding any preferred shares of Manufacturers Life held beneficially by affiliates of Manufacturers Life); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

Pursuant to an agreement made between MFC, Manufacturers Life, CIBC Mellon Trust Company and Manulife Financial Capital Trust II (a subsidiary of Manufacturers Life) (the “Trust II”), MFC and Manufacturers Life have covenanted for the benefit of holders of the outstanding Manulife Financial Capital Trust II notes — Series I (the “Notes”) that, if interest is not paid in full in cash on the Notes on any interest payment date or if Manufacturers Life elects that holders of Notes invest interest payable on the Notes on any interest payment date in a new series of Manufacturers Life Class 1 Shares, Manufacturers Life will not declare or pay cash dividends on any MLI Public Preferred Shares, if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following the relevant Other Deferral Event date.

MFC has paid the following cash dividends in the period from January 1, 2008 to December 31, 2010:

I.	On the Common Shares, (i) a dividend of $0.24 per share was paid on March 19, 2008 and June 19, 2008, (ii) a dividend of $0.26 per share was paid on September 19, 2008, December 19, 2008, March 19, 2009 and June 19, 2009, and (iii) a dividend of $0.13 per share was paid on September 21, 2009, December 21, 2009, March 19, 2010, June 21, 2010, September 20, 2010 and December 20, 2010;

II.	On the Class A Shares Series 1, a dividend of $0.25625 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

III.	On the Class A Shares Series 2, a dividend of $0.29063 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

IV.	On the Class A Shares Series 3, a dividend of $0.28125 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

V.

On the Class A Shares Series 4, (i) a dividend of $0.4837 per share was paid on June 19, 2009, and (ii) a dividend of $0.4125 per share was paid on September 19, 2009, December 19, 2009, and on the 19th day, or the first business day thereafter, of March, June, September and December in the year 2010; and

VI.

On the Class 1 Shares Series 1, (i) a dividend of $0.41425 per share was paid on September 19, 2009, and (ii) a dividend of $0.35 per share was paid on December 19, 2009 and on the 19th day, or the first business day thereafter, of March, June, September and December in the year 2010.

CONSTRAINTS ON OWNERSHIP OF SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC, unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company.

Under applicable insurance laws and regulations in Michigan, New York, Massachusetts, and Vermont, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

RATINGS

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contractholder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of debt, preferred share and Tier 1 hybrid capital obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade, could, among other things: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or result in additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies, contracts and general account GICs we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales, particularly with respect to general account GICs and funding agreements purchased by pension plans and other institutions. Any of these consequences could adversely affect our results of operations and financial condition.

The following table summarizes the security ratings that MFC has received from approved rating organizations on its outstanding securities as at the date of this Annual Information Form.

	DBRS	Fitch	S&P
Class A Series 1	Pfd-2(high) Stable	BBB / Stable	P-2 / BBB / Stable
Class A Series 2	Pfd-2(high) Stable	BBB / Stable	P-2 / BBB / Stable
Class A Series 3	Pfd-2(high) Stable	BBB / Stable	P-2 / BBB / Stable
Class A Series 4	Pfd-2(high) Stable	BBB / Stable	P-2 / BBB / Stable
Class 1 Series 1	Pfd-2(high) Stable	BBB / Stable	P-2 / BBB / Stable
Class 1 Series 3	Pfd-2(high) Stable	—	P-2 / BBB / Stable
Medium Term Notes	A (high) Stable	A- / Stable	A- / Stable

The security ratings accorded by the rating organizations are not a recommendation to purchase, hold or sell these securities and may be subject to revision or withdrawal at any time by the rating organizations. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process. The issuance of additional debt, hybrid securities, or preferred shares could put pressure on these ratings. If, in the view of the rating organizations, there is deterioration in capital flexibility, operating performance, or the risk profile of the Company, this could also put pressure on these ratings.

DBRS Ratings

DBRS assigns ratings for preferred shares in a range from Pfd-1 to D. These ratings are meant to give an indication of the risk that an issuer will not fulfill its full obligations in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuing entity. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. These ratings are appended with one of three rating trends — “Positive”, “Stable”, or “Negative”. The ratings trend helps to give investors an understanding of DBRS’ opinion regarding the outlook for the rating in question.

MFC’s Class A Shares Series 1, Series 2, Series 3 and Series 4, as well as MFC’s Class 1 Shares Series 1 and Series 3 have been assigned a Pfd-2(high) rating, fourth out of 16 preferred share ratings on the respective ratings scale, as they are considered to be of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. The stable trend assigned by DBRS indicates that the rating is not expected to change.

MFC’s Medium Term Notes have been assigned an A (high) rating, the fifth out of 26 long-term obligations ratings, reflecting good credit quality, with protection of interest and principal considered as substantial, but the degree of strength is less than that of AA rated entities. The Company may be vulnerable to future events, but qualifying negative factors are considered manageable.

Fitch Ratings

Fitch assigns ratings for preferred shares in a range from “AAA” to “D” and these ratings provide an opinion on the ability of a securities issuer to meet financial commitments such as interest, preferred dividends, or repayment of principal, on a timely basis. These ratings are used as indications of the likelihood of repayment in accordance with the terms of the security and imply no specific prediction of default probability. These ratings do not directly address any risk other than credit risk. A “+” or “-” may be appended to a rating to denote its relative status within major rating categories. A rating outlook indicates the direction a rating is likely to move over a predetermined period of time. Rating outlooks may be positive, stable, negative or evolving.

MFC’s Class A Shares Series 1, Series 2, Series 3 and Series 4, as well as MFC’s Class 1 Shares Series 1 have been assigned a ‘BBB’ rating, ninth out of 21 preferred share ratings on the respective rating scale, denoting a low expectation of credit risk. The Company’s capacity for timely payment of financial commitments is considered to be adequate, but adverse business or economic conditions are more likely to impair this capacity.

MFC’s Medium Term Notes have been assigned an ‘A-’ rating, the seventh out of 21 long-term ratings on the respective rating scale, reflecting high credit quality. This rating denotes expectations of low credit risk and indicates a strong capacity for payment of financial commitments. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

The stable outlook assigned to these ratings reflects Fitch’s view that current capitalization provides sufficient cushion over the next 12 to 18 months to absorb potential negative operating results and investment-related credit losses.

S&P’s Ratings

S&P assigns ratings for Canadian preferred shares in a range from “P-1” to “D” and these ratings are a current assessment of the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer. S&P Canadian preferred share scale ratings may be modified by the addition of “High” or “Low” to show relative standing within the major rating categories. S&P global debt rating scale ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

MFC’s Class A Shares Series 1, Series 2, Series 3 and Series 4, as well as MFC’s Class 1 Shares Series 1 and Series 3 have been assigned a P-2 rating on the Canadian scale, which corresponds to a ‘BBB’ rating on the global scale. The P-2 rating ranks fifth out of 18 preferred share ratings on the respective ratings scale, and denotes that the specific obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

MFC’s Medium Term Notes have been assigned an A- rating, seventh out of 22 long-term issue credit ratings, reflecting strong credit quality, with protection of interest and principal considered as very high. An obligation rated “A-” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories, but nonetheless demonstrates that the obligor’s capacity to meet its financial commitment on the obligation is still considered as strong.

The stable outlook assigned to these ratings reflects S&P’s expectations that the Company will sustain its competitive advantages globally, and that its capitalization remains sufficient to withstand significant market volatility.

MARKET FOR SECURITIES

MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Shares Series 1, Class A Shares Series 2, Class A Shares Series 3, and Class A Shares Series 4 are listed for trading on the TSX under the symbol “MFC.PR.A”, “MFC.PR.B”, “MFC.PR.C” and “MFC.PR.D”, respectively. The Class 1 Shares Series 1 and Class 1 Shares Series 3 are listed for trading on the TSX under the symbol “MFC.PR.E” and “MFC. PR.F”, respectively.

Trading Price and Volume

The following table sets out the intra-day price range and trading volume of the Common Shares on the TSX and the NYSE for the period indicated.

	TSX			NYSE
2010	High (C$)	Low (C$)	Volume	High (U.S.$)	Low (U.S.$)	Volume
January	$21.12	$19.51	84,543,728	$20.45	$18.29	35,865,028
February	$20.17	$18.57	79,352,832	$19.04	$17.48	36,521,852
March	$20.99	$19.05	104,820,912	$20.79	$18.38	36,992,908
April	$20.54	$18.25	84,562,192	$20.56	$17.98	35,280,288
May	$19.06	$16.20	115,802,264	$18.70	$15.00	66,707,536
June	$18.03	$15.34	120,541,264	$17.33	$14.52	51,859,464
July	$16.67	$14.51	109,909,760	$16.13	$13.73	50,421,492
August	$16.64	$11.27	210,020,112	$16.32	$10.60	99,966,504
September	$13.96	$11.94	172,830,432	$13.57	$11.30	63,671,008
October	$13.18	$12.30	96,418,096	$12.87	$12.10	47,994,744
November	$15.80	$12.44	185,043,888	$15.56	$12.31	86,506,872
December	$17.46	$14.48	130,710,240	$17.29	$14.20	57,050,688

The following table sets out the intra-day price range and trading volume of the Class A Shares Series 1, Series 2, Series 3, Series 4 and Class 1 Shares Series 1 on the TSX for the period indicated.

	TSX — Class A Shares Series 1			TSX — Class A Shares Series 2
2010	High (C$)	Low (C$)	Volume	High (C$)	Low (C$)	Volume
January	$27.09	$26.21	328,506	$20.75	$19.90	251,776
February	$26.83	$25.77	115,514	$20.49	$19.50	219,947
March	$26.69	$25.95	124,567	$19.71	$18.67	340,478
April	$26.03	$25.46	90,887	$19.30	$18.13	334,313
May	$25.86	$24.95	114,604	$18.80	$18.15	199,573
June	$25.71	$25.15	119,424	$19.81	$18.48	302,797
July	$25.93	$25.50	142,103	$20.00	$19.49	223,497
August	$25.75	$24.95	764,309	$20.11	$18.47	862,852
September	$25.57	$24.95	1,268,860	$20.47	$18.86	711,971
October	$25.53	$25.30	250,953	$20.63	$19.87	688,466
November	$26.09	$25.38	592,268	$22.40	$20.50	388,516
December	$25.99	$25.55	295,938	$21.48	$20.18	622,526

	TSX — Class A Shares Series 3			TSX — Class A Shares Series 4
2010	High (C$)	Low (C$)	Volume	High (C$)	Low (C$)	Volume
January	$20.41	$19.08	142,498	$28.30	$27.92	562,504
February	$20.14	$18.77	125,216	$28.30	$27.72	696,604
March	$19.14	$18.05	553,304	$28.20	$27.91	886,654
April	$18.56	$17.72	294,992	$28.10	$26.26	562,974
May	$18.79	$17.70	211,713	$27.20	$26.65	310,183
June	$19.20	$18.04	217,554	$27.75	$26.95	231,334
July	$19.45	$18.69	206,893	$28.20	$27.39	411,404
August	$19.40	$17.89	568,901	$27.95	$26.29	676,634
September	$19.80	$18.25	883,008	$27.75	$26.43	736,863
October	$20.20	$19.20	654,031	$28.20	$27.50	363,321
November	$21.95	$19.92	395,605	$28.10	$27.02	349,286
December	$21.00	$19.41	566,456	$27.75	$26.60	411,418

	TSX — Class 1 Shares Series 1
2010	High (C$)	Low (C$)	Volume
January	$27.59	$26.98	269,843
February	$27.59	$26.81	299,131
March	$27.74	$26.82	292,014
April	$27.06	$25.66	682,543
May	$26.35	$25.75	302,152
June	$27.00	$26.10	207,836
July	$27.68	$26.46	411,094
August	$27.05	$25.73	820,029
September	$27.07	$25.75	523,098
October	$27.00	$26.46	265,642
November	$27.10	$26.21	377,100
December	$27.10	$25.75	275,830

LEGAL PROCEEDINGS

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies that oversee the Company’s operations in the various jurisdictions in which the Company operates regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicated that it was the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before OSC staff makes a decision whether to commence proceedings. The Company has responded to the notice and is cooperating with OSC staff in responding to further inquiries. The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.

Proposed class action law suits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations. The Company may become subject to other similar law suits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Plaintiffs in class action and other lawsuits against the Company may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on the Company’s business, results of operations, financial condition and capital position and adversely affect its reputation. Even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board of Directors shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.

The following table sets forth for each of the Directors of MFC, their province or state and country of residence, position with Manulife Financial and their principal occupation as at March 15, 2011. Additional information on each Director can be found at the section entitled “Nominees for the Board of Directors” in MFC’s Proxy Circular dated March 15, 2011 filed on SEDAR, which section is incorporated herein by reference.

Each director is elected for a term of one year, expiring at the next annual meeting of the Company. The next annual meeting will occur on May 5, 2011.

Name and Residence	Position with Manulife Financial	Principal Occupation

Dr. Gail C.A. Cook-Bennett Ontario, Canada	Chair of the Board(1)	Chair of the Board Manulife Financial

Donald A. Guloien Ontario, Canada	President and Chief Executive Officer, Director	President and Chief Executive Officer, Manulife Financial

Linda B. Bammann Florida, United States	Director	Corporate Director(2)

Joseph P. Caron British Columbia, Canada	Director	President, Joseph Caron Incorporated (consulting firm)(3)

John M. Cassaday Ontario, Canada	Director	President and Chief Executive Officer, Corus Entertainment Inc. (broadcasting company)

Thomas P. d’Aquino Ontario, Canada	Director	Chairman and Chief Executive, Intercounsel Ltd. (management consulting firm)(4)

Richard B. DeWolfe Massachusetts, United States	Director	Managing Partner, DeWolfe & Company LLC (consulting firm)

Robert E. Dineen, Jr. New York, United States	Director	Attorney at Law(5)

Pierre Y. Ducros Quebec, Canada	Director	President, P. Ducros & Associates, Inc. (investment firm)

Scott M. Hand Ontario, Canada	Director	Chair, Royal Nickel Corporation (nickel development company)(6)

Robert J. Harding Ontario, Canada	Director	Chair, Brookfield Infrastructure Global Advisory Board (an advisory board to the Brookfield Group of Companies)(7)

Luther S. Helms Arizona, United States	Director	Managing Director, Sonata Capital Group (investment advice firm)

Donald R. Lindsay British Columbia, Canada	Director	President and Chief Executive Officer, Teck Resources Limited (diversified resources company)

Dr. Lorna R. Marsden Ontario, Canada	Director	President Emerita and Professor, York University(8)

John R.V. Palmer Ontario, Canada	Director	Consultant(9)

Hugh W. Sloan, Jr. Michigan, United States	Director	Retired Deputy Chairman, Woodbridge Foam Corporation (manufacturer of automobile parts)(10)

Gordon G. Thiessen Ontario, Canada	Director	Corporate Director(11)

(1)	Dr. Cook-Bennett was appointed Chair of the Board effective October 2, 2008. Prior to October 2008, Dr. Cook-Bennett was Chair of the Canada Pension Plan Investment Board.
(2)	Prior to January 2005, Linda Bammann was Deputy Risk Officer, JP Morgan Chase & Co.
(3)	Prior to September 2010, Joseph Caron was Canada’s High Commissioner to India and Ambassador to Nepal and Bhutan. Prior to August 2008, Mr. Caron was Canada’s Ambassador to Japan.
(4)	Prior to January 2010, Thomas d’Aquino was Chief Executive and President, Canadian Counsel of Chief Executives.
(5)	Prior to January 2009, Robert Dineen was Of Counsel to Shearman & Sterling LLP.
(6)	Since September 2009, Scott Hand has been the Chair of Royal Nickel Corporation. Prior to January 2007, Scott Hand was CEO of Inco Limited. Prior to October 2006, Mr. Hand was Chairman and CEO of Inco Limited.
(7)	Prior to August 2010, Robert Harding was Chair, Brookfield Assessment Management Inc., a global asset management company focused on property, power generation and other infrastructure assets.
(8)	Prior to July 2007, Lorna Marsden was President and Vice Chancellor, York University.
(9)	Since June 2005, John Palmer has been the Chair of the Toronto International Leadership Centre for Financial Sector Supervision.
(10)	Prior to August 19, 2008, Hugh Sloan was Deputy Chairman, Woodbridge Foam Corporation.
(11)	Prior to April 20, 2008, Gordon Thiessen was Chair, Canadian Public Accountability Board.

EXECUTIVE OFFICERS

The name, province or state and country of residence, and position of each of the executive officers of Manulife Financial are set forth in the following table as of December 31, 2010.

Name and Residence	Position with Manulife Financial

Donald A. Guloien Ontario, Canada	President and Chief Executive Officer(1)

Michael W. Bell Ontario, Canada	Senior Executive Vice President and Chief Financial Officer(2)

Jean-Paul Bisnaire Ontario, Canada	Senior Executive Vice President, Corporate Development and General Counsel

James R. Boyle Massachusetts, United States	Senior Executive Vice President, U.S. Division(3)

Robert A. Cook Hong Kong, Special Administrative Region of China	Senior Executive Vice President and General Manager, Asia(4)

Cindy L. Forbes Ontario, Canada	Executive Vice President and Chief Actuary(5)

Scott S. Hartz Massachusetts, United States	Executive Vice President, General Account Investments(6)

Stephani E. Kingsmill Ontario, Canada	Executive Vice President, Human Resources(7)

Beverly S. Margolian Ontario, Canada	Executive Vice President and Chief Risk Officer

Paul L. Rooney Ontario, Canada	Senior Executive Vice President and General Manager, Canada(8)

Warren A. Thomson Ontario, Canada	Senior Executive Vice President and Chief Investment Officer(9)

(1)	Prior to May 2009, Donald Guloien was Senior Executive Vice President and Chief Investment Officer.
(2)	Prior to June 2009, Michael Bell was Executive Vice President and Chief Financial Officer of CIGNA Corporation.
(3)	Prior to May 2009, James Boyle was Executive Vice President, U.S. Insurance. Prior to January 2007, Mr. Boyle was Executive Vice President, Annuities, John Hancock.
(4)	Prior to January 2007, Robert Cook was Executive Vice President, Life Insurance, John Hancock.
(5)	Prior to August 6, 2010, Cindy Forbes was Senior Vice President and Chief Financial Officer, Asia.
(6)	Prior to May 2009, Scott Hartz was Executive Vice President, U.S. Investments.
(7)	Prior to May 2010, Stephani Kingsmill was Senior Vice President and General Manager, Real Estate. Prior to 2006, Ms. Kingsmill was Vice President, Corporate Real Estate.
(8)	Prior to March 2007, Paul Rooney was Executive Vice President, Individual Insurance and Chief Financial Officer, Canadian Division. Prior to March 2006, Paul Rooney was Executive Vice President, Canadian Individual Insurance.
(9)	Prior to May 2009, Warren Thomson was Executive Vice President, U.S. Investments and Global Investment Management. Prior to September 2006, Mr. Thomson was Executive Vice President, U.S. Investments.

SHARE OWNERSHIP

The number of Common Shares held by Directors and Executive Officers of MFC as at December 31, 2010 was 588,613, which represented less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agents for MFC’s Common Shares are as follows:

In Canada:	CIBC Mellon Trust Company P.O. Box 7010, Adelaide Street Postal Station Toronto, Ontario, Canada, M5C 2W9 Toll Free: 1-800-783-9495	In the United States:	BNY Mellon Shareowner Services P.O. Box 358015 Pittsburgh, Pennsylvania, U.S.A. 15252 Toll Free: 1-800-249-7702

www.cibcmellon.com/investor www.cibcmellon.com/investisseur		www.bnymellon.com/shareowner/equityaccess

The transfer agent for MFC’s Class A Shares Series 1, Series 2, Series 3, Series 4 and Series 5 and Class 1 Shares Series 1, Series 2, Series 3 and Series 4 is CIBC Mellon Trust Company.

MATERIAL CONTRACTS

MFC entered into a trust indenture dated May 19, 2005 with CIBC Mellon Trust Company (“CIBC Mellon”)(as amended, the “Trust Indenture”) setting out the terms of debentures that may be issued by MFC under a prospectus supplement to a short form base shelf prospectus, as filed with applicable securities regulators from time to time. MFC has entered into supplemental indentures to the Trust Indenture with CIBC Mellon dated May 19, 2005, March 28, 2006, June 26, 2008, April 8, 2009, June 2, 2009 and August 20, 2010 setting out the terms of Medium Term Notes that may be issued by MFC under a Medium Term Note Program Prospectus Supplement, as filed with applicable securities regulators from time to time. Under the terms of the Trust Indenture, an aggregate maximum of $5.0 billion of Medium Term Notes are currently issuable. As at December 31, 2010, an aggregate principal amount of $3.8 billion in Medium Term Notes are issued and outstanding.

MFC entered into a trust indenture dated September 17, 2010 with The Bank of New York Mellon (“BNY Mellon”)(the “U.S. Indenture”) setting out the terms of debentures that may be issued by MFC under a short form base shelf prospectus filed in Canada and the United States via registration statement on Form F-10 pursuant to the Multijurisdictional Disclosure System. MFC entered into a first supplemental indenture with BNY Mellon on September 17, 2010 setting out the terms of two series of senior notes issued by MFC on September 17, 2010 by prospectus supplement to the short form base shelf prospectus.

On December 9, 2009, the SEC declared effective a joint registration statement filed in the United States by MFC and John Hancock USA relating to medium term notes to be offered by John Hancock USA to retail investors under the SignatureNotes program, the payment of which is fully and unconditionally guaranteed by MFC. MFC has also fully and unconditionally guaranteed the SignatureNotes previously sold by John Hancock Life. The obligation to pay the SignatureNotes issued by John Hancock Life was assumed by John Hancock USA when John Hancock Life merged with and into John Hancock USA on December 31, 2009. MFC’s guarantees of the SignatureNotes are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes. As of December 31, 2010, John Hancock USA had approximately U.S. $0.94 billion principal amount of SignatureNotes outstanding (which amount includes SignatureNotes issued by John Hancock Life and assumed by John Hancock USA), with capacity to issue a further U.S. $1.985 billion principal amount under the terms of issuance program governing the SignatureNotes as at that date. More information about MFC’s guarantee of the SignatureNotes can be found at Note 22(k) of MFC’s Audited Annual Financial Statements for the year ended December 31, 2010 filed on SEDAR.

MFC entered into a trust indenture dated December 14, 2006 (the “MFLP Indenture”) with CIBC Mellon and Manulife Finance (Delaware), L.P. (“MFLP”) as a guarantor of the debentures of MFLP issued under the MFLP Indenture. Under the terms of the MFLP Indenture, MFC unconditionally and irrevocably guaranteed on a senior basis the payment of principal, premium, if any, interest and redemption price in respect of $550 million principal amount of 4.448% fixed/floating senior debentures of MFLP due December 15, 2026. MFC also unconditionally and irrevocably guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price in respect of $650 million principal amount of 5.059% fixed/floating subordinated debentures of MFLP due December 15, 2041. More information about MFC’s guarantee of the debentures issued by MFLP can be found at Note 18(e) of MFC’s Audited Annual Financial Statements for the year ended December 31, 2010 filed on SEDAR.

MFC entered into a full and unconditional subordinated guarantee dated January 29, 2007 of Manufacturers Life’s $550 million of outstanding 6.24% subordinated debentures due February 16, 2016 and a subordinated guarantee dated January 29, 2007 of Class A and Class B preferred shares of Manufacturers Life and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of Manufacturers Life. As a result of these guarantees, Manufacturers Life has received an exemption from the requirements to file certain continuous disclosure materials with the Canadian securities regulatory authorities. Manufacturers Life exercised its right to redeem, on February 16, 2011, all of the outstanding $550 million principal amount of 6.24% subordinated debentures due February 16, 2016 at par plus accrued and unpaid interest to the date fixed for redemption.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Report of Registered Public Accounting Firm to the Shareholders and the Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and is in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee has adopted a formal Charter that describes the Audit Committee’s role and responsibilities. The Charter is set out in the attached Schedule 1.

As set out in MFC’s Annual Information Form dated March 26, 2010, the Corporate Governance and Nominating Committee reviewed the structure and responsibilities of the Audit Committee and recommended the separation of the audit and risk oversight functions previously undertaken by the Audit Committee. The Board approved this proposal and established a separately constituted Risk Committee of the Board of Directors. The new Risk Committee is responsible for assisting the Board in its oversight of the Company’s management of its principal risks, including reviewing the principal risks of the Company identified by management and assessing whether the key risks of the Company have been identified, reviewing, and if appropriate, approving management’s recommended policies, procedures and controls used to identify, assess and manage the Company’s principal risks, assessing the Company’s programs, procedures and controls in place to manage its principal risks and reviewing the Company’s compliance with its risk management, and legal and regulatory requirements. These responsibilities include reviewing reports from the Disclosure Committee which consists of members of management. The newly constituted Audit Committee is responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, and the performance of the Company’s internal audit function. These responsibilities include reviewing reports from the Risk Committee and the Disclosure Committee. The first Risk Committee meeting was held on April 7, 2010 and the first meeting of the newly constituted Audit Committee was held on May 5, 2010.

Composition of The Audit Committee

In 2010, Messrs. Richard B. DeWolfe, Thomas P. d’Aquino, Robert E. Dineen Jr., Robert J. Harding, Luther S. Helms, Donald R. Lindsay (appointed August 1, 2010), John R. V. Palmer and Gordon G. Thiessen were the members of MFC’s Audit Committee. Mr. DeWolfe became the Chair of the Audit Committee effective January 1, 2007 and was previously Co-Chair of the Audit Committee with Mr. Kierans from May 4, 2006 to December 31, 2006. The Board has determined that all members of the Audit Committee are financially literate and that Messrs. DeWolfe, Dineen, Harding, Helms, Lindsay, Palmer and Thiessen possess the necessary qualifications to be designated as Audit Committee financial experts.

Relevant Education and Experience

In addition to the general business experience of each member of the Audit Committee, the relevant education and experience of each member of MFC’s Audit Committee in 2010 is as follows: Mr. DeWolfe holds a BAS, Marketing and Finance from Boston University and is the former Chairman and Chief Executive Officer of The DeWolfe Companies, Inc., a publicly listed home ownership organization prior to being acquired by Cendant Corp. Mr.

d’Aquino holds a BA from the University of British Columbia, an LLB from Queen’s University and the University of British Columbia, a LLM from the University of London and Honorary Degrees of Doctor of Laws from Queen’s University and Wilfrid Laurier University and is currently Chairman and Chief Executive, Intercounsel Ltd. and Senior Counsel and Chair of the Business Strategy and Public Policy Group at Gowling Lafleur Henderson LLP. Previously, Mr. d’Aquino was the Chief Executive and President of the Canadian Council of Chief Executives, an organization that he led from 1981 through 2009. Mr. Dineen holds a BA from Brown University and a LLB from Syracuse University, and is a former securities law partner at Shearman & Sterling LLP. Mr. Harding holds a BA, Mathematics from the University of Waterloo, is a Chartered Accountant and is the Chairman of Brookfield Asset Management Inc., a specialist asset management company focused on property, power and other infrastructure assets. Mr. Helms holds a BA from the University of Arizona and an MBA from the University of Santa Clara and is Managing Director of Sonata Capital Group. Previously, Mr. Helms was Vice Chairman of KeyBank West and Vice Chairman of Bank of America Corporation. Mr. Lindsay holds an MBA from Harvard Business School and a BSc. (Applied Science) from Queen’s University and is the former President of CIBC World Markets, Inc. Mr. Palmer holds a BA from the University of British Columbia, is a Chartered Accountant and is the former Deputy Chairman and Managing Partner of KPMG LLP (Canada) and the former Superintendent of OSFI, the principal regulator of financial institutions in Canada. Mr. Thiessen holds a BA and a MA from the University of Saskatchewan, and a PhD from the London School of Economics. He is the past Governor of the Bank of Canada and the past Chair, Canadian Public Accountability Board, the oversight body for the auditing profession in Canada.

Pre-Approval Policies and Procedures

A description of the pre-approval policies and procedures of the Audit Committee can be found in the Company’s Statement of Corporate Governance Practices, located at Schedule A of MFC’s Proxy Circular dated March 15, 2011 filed on SEDAR, which Schedule is incorporated herein by reference, and on the Company’s web site at www.manulife.com.

External Auditor Service Fees

A description of the fees billed by the external auditor to the Company can be found at the section entitled “Business of the Meeting” in MFC’s Proxy Circular dated March 15, 2011 filed on SEDAR, which section is incorporated herein by reference.

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. Non-GAAP measures referenced in this Annual Information Form include: Sales; Constant Currency Amounts; Premiums and Deposits; Funds under Management; and Assets under Management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For definitions of the non-GAAP financial measures referred to above and reconciliations from certain non-GAAP financial measures to the most directly comparable measure calculated in accordance with GAAP, see “Performance and Non-GAAP Measures” in our most recent Management’s Discussion and Analysis.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under MFC’s equity compensation plans, where applicable, is contained in MFC’s Proxy Circular dated March 15, 2011 filed on SEDAR. Additional financial information is provided in the Company’s comparative financial statements and the Company’s Management’s Discussion and Analysis for the most recently completed financial year. Additional information relating to the Company may be found on SEDAR at www.sedar.com and is accessible at the Company’s website, www.manulife.com. Requests for materials may be sent to the Investor Relations Department of Manulife Financial at 200 Bloor Street East, NT-7, Toronto, Canada M4W 1E5.

SCHEDULE 1 — AUDIT COMMITTEE CHARTER

Manulife Financial Corporation (the “Company”)

Audit Committee Charter (February 2011)

1.	Overall Role and Responsibility

1.1	The Audit Committee (“Committee”) shall:

(a)	assist the Board of Directors in its oversight role with respect to:

(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Company’s internal control over financial reporting;

(iii)	the effectiveness of the Company’s risk management and compliance practices;

(iv)	the independent auditor’s performance, qualifications and independence;

(v)	the performance of the Company’s internal audit function;

(vi)	the Company’s compliance with legal and regulatory requirements; and

(b)	prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

2.	Structure and Composition

2.1	The Committee shall consist of five or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.

2.2	No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates. Members of the Committee will not be affiliated with the Company as such term is defined in the Insurance Companies Act (Canada) (the “Act”).

2.3	A majority of the Committee members will be resident Canadians.

2.4	Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

2.5	The Board of Directors shall designate one member of the Committee as the Committee Chair.

2.6	Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

2.7	Each member of the Committee shall be financially literate as such qualification is defined by applicable law and interpreted by the Board of Directors in its business judgment.

2.8	The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law.

2.9	The Committee shall annually determine whether any of its members serve on the audit committee of more than three public companies (including the Committee). If any of the Committee members fall into this category, the Committee shall consider the ability of such members to effectively serve on the Committee and, if it is determined that such members are able to continue serving, the Committee shall record the reasons for such a decision.

3.	Structure, Operations and Assessment

3.1	The Committee shall meet quarterly or more frequently as the Committee may determine. The Committee shall report to the Board of Directors on its activities after each of its meetings.

3.2	The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

3.3	The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

3.4	The Committee shall, on an annual basis:

(a)	review and assess the adequacy of this Charter and, where necessary, recommend changes to the Board of Directors for its approval;

(b)	undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter; and

(c)	report the results of the performance evaluation to the Board of Directors.

The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chair of the Committee or any other member of the Committee designated by the Committee to make this report.

3.5	The Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

4.	Specific Duties

The Committee will carry out the following specific duties:

4.1	Oversight of the Independent Auditor

(a)	Recommend to the Board that the independent auditor be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer (subject to shareholder ratification).

(b)	Recommend to the Board the compensation of the independent auditor.

(c)	Provide the oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee.

(d)	Preapprove all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be provided by the independent auditor.

(e)	When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services and the full Committee shall be informed of each non-audit service.

(f)	Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.

(g)	Evaluate the qualifications, performance and independence of the independent auditor, including:

(i)	reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company; and

(ii)	considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence.

(h)	Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

(i)	Obtain and review a report from the independent auditor at least annually regarding:

(i)	the independent auditor’s internal quality-control procedures;

(ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the independent auditor and the Company.

(j)	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(k)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(l)	Review and approve policies for the Company’s hiring of partners and employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with management and the independent auditor the annual audited financial statements and any other returns or transactions required to be reviewed by the Committee and report to the Board of Directors prior to approval by the Board of Directors and the publication of earnings.

(b)	Review such returns of the Company as the Superintendent of Financial Institutions may specify.

(c)	Review the Company’s annual and quarterly disclosures made in management’s discussion and analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

(d)	Require management to implement and maintain appropriate internal control procedures.

(e)	Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(f)	Review, evaluate and approve the procedures established under s. 4.2(d).

(g)	Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.

(h)	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including:

(i)	the results of the independent auditor’s review of the quarterly financial statements; and

(ii)	any matters required to be communicated by the independent auditor under applicable review standards.

(i)	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(i)	any significant changes in the Company’s selection or application of accounting principles;

(ii)	any major issues as to the adequacy of the Company’s internal controls; and

(iii)	any special steps adopted in light of material control deficiencies.

(j)	Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:

(i)	critical accounting policies and practices to be used;

(ii)	significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;

(iii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iv)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(k)	Meet with the independent auditor to discuss the annual financial statements and any investments or transactions that may adversely affect the well-being of the Company.

(l)	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

(m)	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

(n)	Discuss with management and approve the Company’s earnings press releases, the release of earnings projections, forecast or guidance and the use of non-GAAP financial measures (if any), and the financial information provided to analysts and rating agencies.

(o)	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

(p)	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

(q)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(r)	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(s)	Meet with the Appointed Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Act, including the parts of the annual financial statement and the annual return filed under s. 665 of the Act, prepared by the actuary, and such other matters as the Committee may direct.

(t)	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

(u)	Meet with the Chief Internal Auditor and with management to discuss the effectiveness of the internal control procedure established pursuant to s.4.2(d).

4.3	Oversight of the Company’s Internal Audit Function

(a)	Review with the Chief Auditor, the independent auditor and management at least annually the mandate, independence, qualifications, staffing and budget of the internal audit department and its annual work plan.

(b)	Review the periodic reports of the internal audit department on internal audit activities and the results of its audits.

(c)	Review and concur in the appointment, replacement, reassignment or dismissal of the internal auditor who shall have direct access to the Committee.

4.4	Risk Management Oversight

(a)	Review reports from the Risk Committee respecting the Company’s processes for assessing and managing risk.

(b)	The Committee will receive reports from the General Counsel as Chair of the Disclosure Committee.

4.5	Oversight of Regulatory Compliance and Complaint Handling

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Review at least annually with the Global Compliance Chief the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

4.6	Oversight of the Anti-Money Laundering and Anti-Terrorist Financing Program

(a)	The Committee shall approve the Company’s Anti-Money Laundering and Anti-Terrorist Financing Policy and any material amendments.

(b)	The Committee shall meet with the Chief Anti-Money Laundering Officer (“CAMLO”) at least annually to receive and review the CAMLO’s report on the AML/ATF Program, which will include a report on the effectiveness of the AML/ATF Program and the Company’s compliance with the Policy.

(c)	The Committee shall meet with the Chief Auditor at least annually to receive and review the Chief Auditor’s report on the results of the testing of the effectiveness of the AML/ATF Program.

4.7	Proxy Circular

(a)	The Committee shall prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.

4.8	Oversight of Executive Compensation

(a)	The Committee or a designate member will review the annual executive compensation recommendations of the Management Resources and Compensation Committee prior to approval by the Board of Directors.

4.9	Duties and Responsibilities Delegated by the Board

(a)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.	Funding for the Independent Auditor and Retention of Independent Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall have the authority to retain such independent advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer. The expenses related to any such engagement shall also be funded by the Company.